(A free translation of the original report in Portuguese)

Braskem S.A.
Quarterly Information at
June 30, 2003 and Report of Independent
Accountants on the Limited Review

(A free translation of the original report in Portuguese)

Report of Independent Accountants on the Limited Review


July 28, 2003

To the Board of Directors and Shareholders
Braskem S.A.



1 We have carried out limited reviews of the financial information included in the Quarterly Information (ITR) of Braskem S.A. related to the quarters and periods ended June 30 and March 31, 2003, and June 30, 2002. This financial information is the responsibility of the Company's management. The limited reviews of the Quarterly Information related to the quarters ended June 30, and March 31, 2003 and June 30, 2002 of the jointly-controlled company Politeno Industria e Comercio S.A. and the affiliate Petroflex Industria e Comercio S.A., were conducted by other independent accountants, and our report, insofar as it relates to the amounts of these investments and the profit originated by them, is based solely on the reports of the other independent accountants. These investments as of June 30, and March 31, 2003 represented 1.33% and 1.25%, respectively, of the total assets of the Company, and equity in the profit of these companies for the six-month period ended June 30, 2003 and 2002, represented 2,10% and 2,97% respectively, of net income (loss) of the Company in these periods.

2 Our reviews were performed in accordance with standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussion with officials responsible for accounting, financial and operating areas of the Company with regard to the principal criteria adopted for the preparation of the Quarterly Information, and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 As described in Note 1(c) to the Quarterly Information, the shareholders, at an Extraordinary General Meeting on August 16, 2002, approved the merger into the Company of the net assets of 52114 Participacoes S.A. and OPP Produtos Petroquimicos S.A. to form Braskem S.A., as part of the Company's operating and corporate restructuring process. The companies mentioned above were merged into Braskem S.A. based on their respective shareholders' equity balances on May 31, 2002, pursuant to appraisal reports issued by independent experts. In accordance with the Merger and Justification Protocol, the changes in the net assets of the merged companies between the base date mentioned above and the actual merger date, that is August 16, 2002, should have been recorded directly in the Company's accounts. However, the changes in the net assets of the merged companies between June 1, 2002 and June 30, 2002, were not reflected in the Company's Quarterly Information for the quarter and six-month period ended June 30, 2002, which is presented for comparison purposes. Accordingly, the loss for the six-month period ended June 30, 2002 is understated by R$ 303,291 thousand.

4 Based on our limited reviews and the reports on limited reviews of Quarterly Information prepared by other independent accountants, except for the matter described in paragraph 3, we are not aware of any material modification that should be made to the Quarterly Information referred to in the first paragraph for it to be in conformity with the accounting practices adopted in Brazil for the preparation of Quarterly Information, consistent with the regulations of the Brazilian Securities Commission
     (CVM).

5 The management of the former indirect subsidiary OPP Quimica S.A., which was merged into Braskem S.A. in March 2003, based on the decision of the Supreme Court (STF), recorded an Excise Tax (IPI) gain in the amount of R$1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal, as described in Note 6
     (i), management has concluded, based on the opinion of its legal advisors, that this appeal cannot significantly alter the receivable recorded by the former subsidiary.

6 As described in Note 14 (c) to the Quarterly Information, rescissory actions were filed against the Company and certain subsidiaries, which are intended to overturn final higher court judicial decisions which exempted them from paying the Social Contribution on Net Income enacted by Law 7689/88. The outcome of this matter cannot presently be determined. In addition, as described in Note 17, the Company and its subsidiaries are parties to other judicial and administrative processes of a tax, civil and labor nature, including the lawsuit regarding the validity of clause 4 of the Collective Labor Agreement of SINDIQUIMICA, from which their management do not expect significant losses in excess of the amounts already accrued for these matters. The Quarterly Information of the Company does not include a provision for losses from eventual unfavorable outcomes to the social contribution and Clause 4 lawsuits.

7 The Company belongs to a group of companies comprising the Braskem Group and carries out material financial and commercial transactions at significant amounts with its subsidiaries and other companies of the Braskem Group, in conformity with the terms described in Note 5 to the Quarterly Information.

8 As described in Note 1 (c) to the Quarterly Information, the Company is involved in a broad corporate reorganization process, as part of the overall reorganization of the Brazilian petrochemical industry, which was intended to give the industry a more adequate capital structure, greater profitability, competitiveness and scale. As part of this process, the shareholders, at an Extraordinary General Meeting held on March 31, 2003, approved: (i) the partial spin-off of the subsidiary Odebrecht Quimica S.A., with the merger into the Company of the spun-off portion, corresponding to its interest in OPP Quimica S.A.; (ii) the merger into the Company of the investees Nitrocarbono S.A. and Economico S.A. Empreendimentos; and (iii) increasing the capital of the subsidiary Odebrecht Quimica by contributing the Company's interests in Trikem S.A. and OPE Investimentos. As described in Notes 1 (d) and 23, new stages of the corporate restructuring process are under way. The Company has been and may continue to be affected by the outcome of this process, from an economic and/or corporate viewpoint. The outcome of the reorganization process of the petrochemical industry will determine how the Company will continue its operations, including the management of its assets and liabilities.

9 As described in Note 1 (b) to the Quarterly Information, on June 30, 2003, the Company had negative working capital of R$ 2,697,783 thousand (consolidated - R$ 1,667,865 thousand), and requires further long-term resources to meet its short-term liabilities. The plans of management and the shareholders to provide the Company with an adequate capital structure are described in Note 1 (b).

10 As described in Notes 8 and 10 to the Quarterly Information, the Company recognized in its financial statements goodwill on the acquisition of investments based on the appreciation of fixed assets and the future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent appraisal reports and the financial projections prepared by management. The maintenance of the goodwill balances and the current amortization criteria in the financial statements for the coming years will depend upon the realization of the projected cash flows, income and expenses used by the appraisers in determining the future profitability of the investments.

11 As described in Note 2 (I), the financial position of the Company has been substantially affected by the corporate reorganization. Accordingly, the comparison of the Quarterly Information of Braskem S.A. at June 30, 2003 with the Quarterly Information at June 30, 2002 is impacted by the effects of the corporate reorganization.

12 Our limited reviews were conducted for the purpose of issuing a report on the Quarterly Information referred to in the first paragraph, taken as a whole. The statement of cash flows in, which is presented to provide supplementary information on the Company, is not required as an integral part of the Quarterly Information. The statement of cash flows was subject to the limited review procedures described in the second paragraph and we are not aware of any material modifications that should be made to the statement of cash flows for it to be fairly presented, in all material respects, in relation to the Quarterly Information taken as a whole.

PricewaterhouseCoopers                      Marco Aurelio de Castro e Melo
Auditores Independentes                     Partner
CRC 2SP000160/O-5 "F" BA                    Contador CRC 1SP153070/O-3 "S" BA

Braskem S.A.

Balance Sheet at June 30      (A free translation of the original in Portuguese)
In thousands of reais
-------------------------------------------------------------------------------------------------


Assets                                                     6/30/2003               3/31/2003
                                                      -------------------      ------------------
                                                          (Unaudited)             (Unaudited)
Current assets
   Cash and banks                                                 54,858                  56,088
   Marketable securities                                             490                     440
   Trade accounts receivable                                     892,016               1,096,930
   Marketable securities                                           7,494                     112
   Notes receivable                                               17,283                  15,901
   Inventories                                                   810,980                 920,043
   Taxes recoverable                                             238,370                 467,123
   Prepaid expenses                                               29,151                  51,915
   Dividends and interest on own  capital                          9,947                  25,466
   Advances to suppliers                                          16,452                  13,472
   Investments for sale                                           90,569
   Other                                                          77,889                  28,051
                                                      -------------------      ------------------
                                                               2,245,499               2,675,541
                                                      -------------------      ------------------

Long-term receivables
   Notes receivable                                              338,787                 353,101
   Trade accounts receivable                                      40,980                  47,778
   Advance for future capital increase                             6,477                   6,620
   Related companies                                             764,100                 948,907
   Taxes recoverable                                             668,497                 589,121
   Judicial deposits                                             118,732                 109,199
   Deferred income tax                                           123,682                 144,759
   Inventories                                                    59,833                  59,833
   Securities                                                     48,877                  51,727
   Other                                                             666                     734
                                                      -------------------      ------------------
                                                               2,170,631               2,311,779
                                                      -------------------      ------------------

Permanent assets
   Investments
      Associated companies                                        26,686                  26,091
      Subsidiaries and jointly-controlled entities             4,397,799               4,479,544
      Other investments                                           14,200                  14,200
   Property, plant and equipment                               3,545,086               3,582,996
   Deferred charges                                            1,666,440               1,675,687
                                                      -------------------      ------------------
                                                               9,650,211               9,778,518
                                                      -------------------      ------------------
Total assets                                                  14,066,341              14,765,838
                                                      ===================      ==================

Braskem S.A.

Balance Sheet at June 30
In thousands of reais
------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                            6/30/2003            3/31/2003
                                                      --------------------    ------------------
                                                              (Unaudited)           (Unaudited)

Current liabilities
   Loans and financing                                          2,176,940             2,364,438
   Debentures                                                      49,470                14,262
   Suppliers                                                    1,451,273             1,884,272
   Taxes, charges and social contributions payable                133,307               141,524
   Dividends payable                                                  754                 6,669
   Related parties                                                636,309               430,852
   Advances to customers                                          287,851               306,604
   Salaries and social charges                                     23,445                31,838
   Advances on purchase of credit rights                          104,370               116,298
   Other                                                           79,563                95,982
                                                      --------------------    ------------------
                                                                4,943,282             5,392,739
                                                      --------------------    ------------------

Long-term liabilities
   Loans and financing                                          2,013,323             2,489,096
   Debentures                                                   1,330,688             1,244,289
   Provisions for loss on investments                             676,718               777,387
   Related parties                                              2,113,258             2,285,597
   Suppliers                                                       59,656                87,247
   Taxes and contributions payable                                489,580               431,878
   Deferred taxes and contributions                                10,000                10,148
   Other accounts payable                                          53,349                43,764
                                                      --------------------    ------------------
                                                                6,746,572             7,369,406
                                                      --------------------    ------------------

Shareholders' equity
   Paid-up capital
      Common shares                                               666,650               665,809
      Preferred class "A" shares                                1,174,887             1,173,405
      Preferred class "B" shares                                    6,230                 6,222
   Capital reserves                                               753,996               720,248
   Accumulated deficit                                          (225,276)             (561,991)
                                                      --------------------    ------------------

                                                                2,376,487             2,003,693
                                                      --------------------    ------------------
Total liabilities and Shareholders' Equity                     14,066,341            14,765,838
                                                      ====================    ==================


The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of Operations       (A free translation of the original in Portuguese)
In thousands of reais

---------------------------------------------------------------------------------------------------------------

                                          3/1/2003 to        1/1/2003 to       3/1/2002 to        1/1/2002 to
                                          6/30/2003          6/30/2003         6/30/2002          6/30/2002
                                         --------------    ---------------    --------------     --------------
                                          (Unaudited)        (Unaudited)        (Unaudited)        (Unaudited)
Gross sales
   Domestic market                           1,911,269          3,962,960           771,114          1,497,780
   Foreign market                              349,052            674,667            72,060            107,501
   Deductions from gross sales                (438,680)          (931,162)         (155,521)          (332,099)
                                         --------------    ---------------    --------------     --------------

Net sales revenue                            1,821,641          3,706,465           687,653          1,273,182
Cost of sales and/or
  services rendered                         (1,492,318)        (3,061,170)         (594,246)        (1,101,073)
                                         --------------    ---------------    --------------     --------------

Gross profit                                   329,323            645,295            93,407            172,109
                                         --------------    ---------------    --------------     --------------

Operating expenses/income
   Selling                                     (32,361)           (42,312)          (15,286)           (29,871)
   General and administrative                  (50,620)           (93,538)          (18,053)           (37,056)
   Financial
      Financial income                         (61,172)           (39,378)           64,381             79,819
      Financial expenses                       220,578             75,167          (465,126)          (554,429)
Other operating income                          17,908             27,924            12,833             61,433
Depreciation and amortization                  (45,002)           (94,284)           (9,093)           (19,021)
Other operating expenses                          (373)           (25,067)
Equity in the earnings of subsidiary
  and associated companies
   Equity accounting                            (3,508)             45,666           28,297             (5,041)
   Amortization of (goodwill)
     negative goodwill, net                    (36,924)           (97,516)          (30,057)           (60,141)
   Exchange variation                          100,252            137,833             8,609             47,025
   Provision for losses in subsidiaries        (12,350)            (1,895)
   Other                                                           37,794
                                         --------------    ---------------    --------------     --------------
                                                96,428           (69,606)          (423,495)          (517,282)
                                         --------------    ---------------    --------------     --------------

Braskem S.A.

Statement of Operations
In thousands of reais
---------------------------------------------------------------------------------------------------------------

                                          3/1/2003 to       1/1/2003 to         3/1/2002 to         1/1/2002 to
                                          6/30/2003         6/30/2003           6/30/2002           6/30/2002
                                         --------------    ---------------     -------------        ------------
                                          (Unaudited)        (Unaudited)        (Unaudited)         (Unaudited)
Operating income (loss)                        425,751            575,689          (330,088)          (345,173)
Non-operating income (loss),
  net                                          (15,956)           (16,729)              (16)           (47,215)
                                         --------------    ---------------     -------------        ------------

Income (loss) before taxes
  and participations                           409,795            558,960          (330,104)          (392,388)
Provision for income tax and
  social contribution                          (73,078)           (92,661)           40,580             57,234
                                         --------------    ---------------     -------------        ------------

Income (loss) for the period                   336,717            466,299          (289,524)          (335,154)
                                         ==============    ===============     =============        ============

NUMBER OF SHARES, EX-TREASURY
  (thousands)                                3,345,373          3,345,373         1,737,796           1,737,796
                                         ==============    ===============     =============        ============

INCOME (LOSS) PER SHARE
  (whole reais)                                0.10065            0.13939          (0.16660)          (0.19286)
                                         ==============    ===============     =============        ============

The accompanying notes are an integral part of these financial statements.

                              (A free translation of the original in Portuguese)
Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

1    Operations

(a) Braskem S.A. (hereinafter "Braskem" or "Company") - the new corporate name of COPENE Petroquimica do Nordeste S.A., as approved at the Extraordinary General Meeting of shareholders held on August 16, 2002 - is a first and second generation petrochemical company, whose corporate objective is the manufacturing, trade, importing and exporting of chemical and petrochemical products and fuels, as well as the production and supply of steam, water, compressed air and electric power to the companies in the Camacari Petrochemical Complex in Bahia, Brazil, and the rendering of services to those companies. The Company also maintains investments in other companies, either as partner or shareholder.

(b) At June 30, 2003, the Company had negative working capital in the amount of R$ 2,697,783 (consolidated - R$ 1,667,865). The consolidated balance includes R$ 1,052,660 related to advances on export contracts and advances from foreign customers of Braskem and its subsidiaries that will be amortized with future exports. Approximately 67% of these loans are indexed to the U.S. dollar exchange rate, which closed at R$ 2.8720 on June 30, 2003. To reduce the demand for working capital, the Company's and its subsidiaries' management depend on: 1) gross operating cash generation, which exceeded R$ 2.1 billion during the period from July 2002 to June 2003; 2) the extension of the payment dates of its main supplier obligations; 3) new funding backed by export flows; and 4) the extension of the maturity of loans through new long-term borrowings, including transactions in the negotiation phase which amount to approximately R$ 660 million.

(c)  Formation of Braskem

     The Company announced on July 29, 2002, that the Board of Directors, by unanimous deliberation, had called an Extraordinary General Meeting, which was held on August 16, 2002, and approved: (i) the merger into the Company of the petrochemical and chemical assets belonging to the Odebrecht and Mariani Groups (the "Odebrecht/Mariani Assets"), comprising OPP Produtos Petroquimicos S.A. ("OPP PP") and 52114 Participacoes S.A. ("52114"). 52114 is a holding company which had a single investment of 92.29% of the total capital of Nitrocarbono S.A. ("Nitrocarbono"); (ii) the change of the name of COPENE Petroquimica do Nordeste S.A. to Braskem S.A.; and (iii) the modification of its by-laws to grant tag-along rights to all common and preferred shareholders in the event of sale of the control of the Company.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

     After the mergers were approved by the Extraordinary General Meeting mentioned above, the Company's paid-in capital increased from R$ 1,201,590 to R$ 1,845,399, through the issue of 579,397,986 new common shares and 1,026,498,803 new class "A" preferred shares.

     The net assets of the merged companies OPP PP and 52114, in accordance with the appraisal reports as of May 31, 2002, are presented as follows:



                                                OPP PP              52114
                                         ------------------- ------------------

Assets
   Current                                              393
   Long-term receivables                             60,207
   Permanent
   Investment                                     5,193,854             60,914
                                         ------------------- ------------------

                                                  5,254,454             60,914
                                         =================== ==================

Less:

Liabilities
   Current                                           22,759
   Long-term liabilities                          4,648,800
                                         ------------------- ------------------

Merged net assets                                   582,895             60,914
                                         =================== ==================

Net assets variation between May 31
  and August 16, 2002                              (349,668)            (7,622)
                                         =================== ==================

According to the Merger and Justification Protocol, the effects of the shareholders' equity variation between the date of the appraisal report, May 31, 2002, and the date of the Extraordinary General Meeting, August 16, 2002, were recorded in the Company's results of operations as equity in investments, amounting to a loss of R$ 357,290.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

The balance sheets of the investees included the following amounts of goodwill in investments:

..    In OPP PP, R$ 1,935,406, which is directly related to the future profitability and the appreciation of the fixed assets of the indirect subsidiaries OPP Quimica and Trikem, as defined in appraisal reports issued by independent experts.
..    In 52114, R$ 56,611, directly related to the appreciation of the fixed assets of subsidiary Nitrocarbono S.A.

As prescribed in the Merger and Justification Protocol, these mergers were carried out through the exchange of shares in the Odebrecht/Mariani Assets for new shares issued by the Company, based on the reports of economic appraisals of the companies involved, prepared by an investment bank.

As required by law, the market concentration notice relating to the change in control of Braskem was filed on a timely basis with the antitrust authorities. In July 2002, the Secretariat for Monitoring of Economic Activities (SEAE) of the Finance Ministry issued a favorable opinion. On May 2, 2003, the Secretariat of Economic Law (SDE) of the Ministry of Justice issued an unqualified opinion on the transaction, which was subsequently sent to the Administrative Economic Defense Council (CADE) for analysis.

(d)  Mergers in 2003

The Extraordinary General Meeting held on March 31, 2003 approved the merger into the Company of the spun-off portion of Odebrecht Quimica S.A. ("ODEQUI"), comprising its interest in OPP Quimica S.A. ("OPP Quimica"). The merger into the Company of OPP Quimica, Nitrocarbono and Economico S.A. Empreendimentos ("ESAE") was also approved. These mergers were made based on appraisal reports of their book value, issued by independent experts and based on the December 31, 2002 financial statements, which resulted in the lack of goodwill or negative goodwill on these mergers.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

As prescribed in the Merger and Justification Protocols, approved by the respective Shareholders' Meetings of the merging and the merged companies, all the net asset variations of the merged companies as from January 1, 2003, belonged to Braskem. Accordingly, in each line of the statement of operations of Braskem in 2003, the amounts of OPP Quimica, Nitrocarbono and ESAE are presented. To facilitate the comparison of the statements of operations between the first half year of 2002 and 2003, the results of the merged companies for the 2nd quarter and 1st semester of 2002 are presented below.

Statement of operations of the merged companies
(Six-months and quarter ended June 30, 2002)

                                                            OPP Quimica
                                                  ------------------------------

                                                      Six-months        Quarter
                                                  ---------------  -------------

Statement of operations
   Gross sales
      Local market                                     1,015,333        564,157
      Foreign market                                     321,532        171,793
   Sales taxes, freight and returns                     (298,496)      (170,089)
   Cost of products and services                        (860,698)      (463,201)
                                                  ---------------  -------------

   Gross profit                                          177,671        102,660
                                                  ---------------  -------------

   Operating income (expenses), net                     (683,428)      (516,409)
   Non-operating income (expenses), net                  (23,416)       (16,470)
                                                  ---------------  -------------

   Income (loss) before taxation                        (529,173)      (430,219)

   Income tax                                                221            147
                                                  ---------------  -------------

   Net income (loss) for the period                     (528,952)      (430,072)
                                                  ===============  =============

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

Statement of operations of the merged companies (continued)
(Six-months and quarter ended June 30, 2002)

                                                                     Nitrocarbono                    ESAE
                                                            ---------------------------- ----------------------------

                                                              Six-months        Quarter    Six-months        Quarter
                                                            ------------- -------------- ------------- --------------
Statement of operations
   Gross sales
       Local market                                               98,350         50,839
       Foreign market                                             13,500          7,666
   Sales taxes, freight and returns                              (15,645)        (8,178)
   Cost of products and services                                 (95,047)       (50,051)
                                                            ------------- -------------- ------------- --------------
   Gross profit                                                    1,158            276
                                                            ------------- -------------- ------------- --------------
   Operating income (expenses), net                              (14,305)       (10,617)         6,314          3,976
   Non-operating income (expenses), net                           (1,004)        (1,004)
                                                            ------------- -------------- ------------- --------------
   Income (loss) before social contribution and
   income tax and participations                                 (14,151)       (11,345)         6,314          3,976
                                                            ------------- -------------- ------------- --------------
   Income tax and social contribution                              1,148          1,148
                                                            ------------- -------------- ------------- --------------
   Net income (loss) for the period                              (13,003)       (10,197)         6,314          3,976
                                                            ============= ============== ============= ==============

At the same General Meeting, the shareholders approved the Company's capital increase by R$ 37, which was subscribed and paid-up through the transfer of the shareholders' equity of Nitrocarbono, less the interest in the investee held by the Company. 67,698 preferred class "A" shares were issued, and the capital increased to R$ 1,845,436. The shares which were not able to be issued to the withdrawing shareholders of Nitrocarbono will be sold on stock exchanges, as decided at the General Meeting.

At the Extraordinary General Meeting of the subsidiary ODEQUI on March 31, 2003, its shareholders approved a capital increase, which was subscribed by the Company with the contribution of its shares in Trikem S.A. ("Trikem") and OPE Investimentos S.A. ("OPE Investimentos"). These shares were included in the Company's net assets as from the merger of OPP Quimica, on this same date. The capital increase was based on the February 28, 2003 financial statements.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

As part of the continuing corporate reorganization process, on June 30, 2003, the Company executed a Private Agreement for Assumption of Indebtedness, whereby it assumed the debt of its subsidiary Copene Participacoes S.A. ("Copene Participacoes") to Polialden Petroquimica S.A. ("Polialden") under a current account, based on the balance of R$ 30,158 on May 31, 2003. Under this Agreement, the Company also assumed Copene Participacoes' liabilities in connection with financing from the BNDES (May 31, 2003 - R$ 38,910) for the purchase of shares in Polialden and Politeno Industria e Comercio S.A. ("Politeno") upon privatization.

At an Extraordinary Meeting held on June 30, 2003, Copene Participacoes' shareholders approved a reduction in capital by R$ 338,125, from R$ 358,945 to R$ 20,820, while the number of shares remained unaltered. As a result of such reduction, the Company received shares in Polialden and Politeno from Copene Participacoes, amounting to R$ 177,503 and R$ 160,622, respectively.

As part of its continuing corporate integration process, on July 16, 2003, the Company announced increases in its ownership of the subsidiaries Polialden and Trikem, through negotiations with the minority shareholders Nissho Iwai Corporation ("Nissho Iwai") and Mitsubishi Chemical Corporation ("Mitsubishi"). With these actions, the Company will increase its share in the voting capital stock of Trikem from 69.4% to 92.9%, and in Poliaden from 66.7% to 100% (Note
23).

All these corporate reorganization events are part of a broader restructuring cycle which will include other companies. From this corporate restructuring process, cost and tax reductions from operating and tax synergies are expected, with a present value equivalent to US$ 317 millions (unaudited) - approximately R$ 910,424 at June 30, 2003 - which will positively influence the Company's future results.

The Company and its subsidiaries are and may continue to be affected, at the economic and/or corporate levels, by the conclusion of this restructuring process.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(e)  Corporate Governance

     Braskem was created according to the most modern corporate governance practices, following principles that value transparency and respect for shareholders, creating conditions for the development and maintenance of a long-term relationship with its investors.

     This commitment is ratified in the Company's New By-laws, which, for example, grant to all shareholders (common and preferred class "A" and "B") the right to participate under the same terms and conditions in the event of sale of the control of the Company, and establish a permanent Fiscal Council, for which minority shareholders are entitled to elect one member and his alternate.

     These principles are also present in the New Braskem Code of Conduct and the Policies for Disclosure of Information to the Market and Negotiation of Shares.

     As a result of this effort, on February 13, 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the Sao Paulo Stock Exchange (BOVESPA), which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings (25% of free-float). Upon enrollment in Level 1, Braskem assumed the commitment of enrolling in Level 2 of BOVESPA in up to two years.


2    Financial Statements and Significant Accounting Practices

I Financial statements prepared in accordance with Brazilian corporate legislation

     In the comparative evaluation of the Quarterly Information (ITR) at June 30, 2003 in relation to the quarterly information at June 30, 2002 and March 31, 2003, the following main aspects shall be considered:


Main aspects                                             Note
-------------------------------------------------------  ------------------

Merger of OPP PP and 52114, effective May 31, 2002               Note 1(c)
Merger of OPP Quimica, Nitrocarbono and ESAE on March 31, 2003 Note 1(d) Corporate restructuring of the subsidiary Copene Participacoes Note 1(d)

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

     The Company's Quarterly Information (ITR) was prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission
     (CVM), summarized as follows:

(a)  Use of estimates

     In the preparation of the quarterly information, it is necessary to use estimates to record certain assets, liabilities and other transactions. The accounting information includes, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, goodwill amortization, provisions for contingencies, income tax and other similar provisions.

(b)  Determination of results of operations

     Results of operations are determined on the accrual basis of accounting. The provision for income tax and Value Added Tax on Sales and Services
     (ICMS) expenses are recorded gross of the tax incentive amounts, with the amounts related to tax exemption and reduction recorded in capital reserves.

     Freight expenses for the 1st half of 2003, in the amount of R$ 58,611 (at March 31, 2003 - R$ 33,060), are recorded as "Deductions from sales", based on the fact that these expenses are included in the billed amount but passed on directly to the freight companies. Freight expenses for the 1st half of 2002, in the amount of R$ 12,221 (at March 31, 2002 - R$ 6,763), are recorded as "Selling expenses".

     The Company has recognized in results for the year the market value of the derivative contracts, and recorded asset or liability accounts for the contracts with positive or negative market values, respectively (Note 19(b)). At June 30, 2003, the net market value of the contracts is negative R$ 34,459 (negative R$ 4,806 at June 30, 2002).

     The sales transactions between the Company and the merged companies (Note 1(d)) between January 1 and March 31, 2003 were properly excluded, and the taxes resulting from these sales, in the amount of R$ 24,191, were reclassified as "Other operating expenses".

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(c)  Current assets and long-term receivables

     Financial investments and marketable securities are shown at cost, including accrued income up to the balance sheet date, and adjusted by a provision for loss, when applicable.

     Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import.

     The allowance for doubtful accounts is set up in an amount considered sufficient by management to cover possible losses on the realization of the receivables, based on the Company's loss experience, and includes the entire amount of accounts in litigation.

     Considering the requirements of CVM Deliberations 273 and 371, the deferred income tax is stated at its probable value of realization, which is expected to occur as described in Note 14.

     The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d)  Permanent assets

     These assets are stated at cost including restatements through December 31, 1995 and take the following into consideration:

     . Investments in subsidiary, jointly-controlled and associated companies are accounted for on the equity method, plus unamortized goodwill (less negative goodwill). Goodwill is based on the appreciation of assets and future profitability of investments and is amortized as described in Note 8. Other investments are evaluated at the cost of acquisition.

     . Property, plant and equipment are shown at cost and, as from 1997, include capitalized interest incurred during the expansion of production capacity of the plants.

     . Depreciation of property, plant and equipment is recorded on the straight-line method at the rates mentioned in Note 9.

     . Amortization of deferred charges is recorded over a period of 10 years, as from the time benefits begin to accrue. Goodwill of merged companies is amortized over the period of future profitability up to tem years.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(e)  Current and long-term liabilities

     These liabilities are stated at known or estimated amounts, including accrued charges and monetary or exchange corrections, when applicable. The provision for loss in subsidiaries is recorded based on the capital deficiency (excess of liabilities over assets) of these companies. It is recorded as a long-term liability, as a contra-entry to equity in the earnings.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

II   Consolidated Financial Statements

(a) The consolidated financial statements were prepared in accordance with Brazilian Corporate Legislation, accounting practices adopted in Brazil and CVM instructions, and include the financial statements of the Company and its subsidiaries and jointly-controlled subsidiaries in which it has direct or indirect share control, as shown below:

                                                                                       Interest in total capital (%)
                                                                                   ----------------------------------

                                                                     Head office
                                                                       (country)        Jun/03      Mar/03     Jun/02
                                                                 ----------------  ----------- ----------- ----------
Subsidiary companies
        COPENE MONOMEROS Especiais S.A. ("MONOMEROS")            Brazil                 87.24       87.24      87.24
        TEGAL Terminal de Gases Ltda. ("TEGAL") (i)              Brazil                 84.36       84.36      82.00
        CPN Incorporated Ltd. ("CPN Inc.")                       Cayman Islands        100.00      100.00     100.00
        CPN Distribuidora de Combustiveis Ltda. ("CPN            Brazil
        Distribuidora")                                                                100.00      100.00     100.00
        Copene Participacoes S.A.                                Brazil                100.00      100.00      43.69
        ESAE (ii)                                                Brazil                                       100.00
        Proppet Overseas Ltd. ("Proppet Overseas")               Bahamas               100.00      100.00     100.00
        Odequi Investments Ltd. ("OIL")                          Bahamas               100.00      100.00
        Odequi Overseas Inc. ("OVERSEAS")                        Cayman Islands        100.00      100.00
        ODEQUI (iii)                                             Brazil                 98.63       98.63
        Trikem (iv)                                              Brazil                  1.77        1.77
        OPP Finance Ltd. ("OPP Finance")                         Cayman Islands        100.00      100.00
        OQPA Administracao e Participacoes Ltda. ("OQPA")        Brazil                100.00      100.00
        CPP - Companhia Petroquimica Paulista ("CPP")            Brazil                 90.71       90.71
        Lantana Trading Company Inc. ("Lantana")                 Bahamas               100.00      100.00
        Investimentos Petroquimicos Ltda. ("IPL")                Brazil                100.00      100.00
        PSA Trading AVV ("PSA Trading")                          Aruba                             100.00
        Polialden (v)                                            Brazil                 42.64


Jointly-controlled entities (vi)
        CETREL S.A. - Empresa de Protecao Ambiental ("CETREL")
        (vii)                                                    Brazil                 21.08       21.08      18.46
        Codeverde Companhia de Desenvolvimento
         Rio Verde ("CODEVERDE")                                 Brazil                 35.42       35.42      35.42
        NORCELL S.A. ("NORCELL") (viii)                          Brazil                             86.15      88.42
        Politeno (v)                                             Brazil                 33.49
        COPESUL - Companhia Petroquimica do Sul ("COPESUL") (ix) Brazil                 23.67       23.67

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

The indirect holdings included in the consolidation are as follows:

                                                                                                           Interest in
                                                                                                      total capital (%)
                                                                                     ----------------------------------

                                                                  Head office
                                                                  (country)             Jun/03      Mar/03      Jun/02
                                                                  ------------------ ---------- ----------- -----------
Direct subsidiaries of  ODEQUI
    OPE Investimentos (x)                                         Brazil                 89.41       89.41
    Trikem                                                        Brazil                 41.51       41.51

Direct subsidiaries of  Trikem S.A.
    Companhia Alagoas Industrial - CINAL ("CINAL")                Brazil                 47.06       47.06
    CPC Cayman Ltd. ("CPC Cayman")                                Cayman Islands        100.00      100.00
    TRK Brasil Trust S.A. ("TRK")                                 Brazil                100.00      100.00
    Odebrecht Mineracao e Metalurgia Ltda. ("OMML")               Brazil                100.00      100.00

Direct subsidiaries of  Copene Participacoes S.A. (v)
    Polialden                                                     Brazil                             42.64       42.64
    Politeno                                                      Brazil                             34.66       30.99

Direct subsidiary of  COPESUL - Companhia Petroquimica do Sul
    COPESUL - International Trading Inc.                          Bahamas               100.00      100.00

Direct subsidiary of Norcell S.A.
    COPENER Florestal Ltda.                                       Brazil                100.00      100.00      100.00

(i) In the consolidated, the participation in the capital of Tegal, including the participation held by Trikem, is 90.79%.

(ii)   Companies merged on March 31, 2003 (Note 1 (d)).

(iii) In the consolidated, the total participation in the capital of ODEQUI, including the participation held by the subsidiary OVERSEAS, is 100%.

(iv) In the consolidated, the total participation in the capital of Trikem, including the participation held by the subsidiary Odequi, is 43.28%.

(v) As described in Note 1(d), in June 2003, the Company obtained direct ownership in Polialden and Politeno.

(vi) Investments were proportionally consolidated, as described in CVM Instruction 247/96.

(vii) In the consolidated, the participation in the capital of CETREL, including the participations held by the subsidiaries Trikem and Polialden, is 36.02%.

(viii) Investment for sale, recorded in current assets.

(ix) In the consolidated, the participation in the capital of Copesul, including the participation held by the subsidiary OPE Investimentos, is 29.46%.

(x) In the consolidated, the participation in the capital of OPE Investimentos, including the participation held by the subsidiary OVERSEAS, is 100%.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(b) In the consolidated financial statements, the investments in subsidiaries and the equity in the results of subsidiaries, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated. Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations, respectively.

(c) For a better presentation of the consolidated financial statements, the cross-holdings between the companies of the group were reclassified as treasury stock. These holdings arose from the corporate restructuring described in Note 1(c). The reconciliation between the parent company and consolidated shareholders' equity as of June 30, 2003 is as follows:

                                             Shareholders'            Net income
                                                equity         for the half year
                                           ---------------     -----------------

Parent company                                  2,376,487               466,299
   Cross-holdings classified as
     treasury stock                              (13,110)
   Exclusion of the gain on sale of
     OPE Investimentos                           (34,697)                 2,061
                                           --------------- ---------------------
Consolidated                                    2,328,680               468,360
                                           =============== =====================

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

3    Trade Accounts Receivable

                                                    Jun/03                Mar/03
                                          ----------------   -------------------

Customers
   Local market                                   772,727              947,148
   Foreign market                                 484,881              415,804
Discounts receivables                            (175,460)             (28,592)
Advances on foreign deliveries                    (88,464)            (131,855)
Allowance for doubtful accounts                   (60,688)             (57,797)
                                          ----------------   -------------------

                                                  932,996            1,144,708
Long-term receivables                             (40,980)             (47,778)
                                          ----------------   -------------------
Current assets                                    892,016            1,096,930
                                          ================   ===================

The Company has been adopting an additional policy of liquidating domestic trade accounts, which consists mainly of the sale of its receivables to a securitization company which, with funds obtained through the placement of debentures, pays the Company in less time than the normal maturity of these customer receivables.

On June 6, 2002, OPP Quimica S.A. obtained funds from Multichem Trust S.A. ("Multichem") in the amount of R$ 124,250, defined in an assignment contract as an advance for assignment of credit rights arising from future sales to Borealis OPP S.A. This transaction is directly related to the placement of Multichem's debentures, which is being coordinated by UNIBANCO. The advance falls due on October 1, 2006 and is recorded in Advances for purchase of credit rights. Amortization of this transaction began in 2003.

The allowance for doubtful accounts was set up at an amount considered sufficient to cover eventual losses on the realization of accounts receivable and includes the entire amount of credits in litigation.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

Inventories

                                                   Jun/03              Mar/03
                                         ------------------- ------------------

Finished goods                                    270,590             239,618
Work in process                                    56,995              23,266
Tax materials, production inputs
  and packaging                                   152,801             164,179
Storeroom and maintenance materials (*)           120,747             120,060
Advances to suppliers                             124,774             259,853
Imports in transit and others                     144,906             172,900
                                         ------------------- ------------------

Total                                             870,813             979,876
Long-term receivables                             (59,833)            (59,833)
                                         ------------------- ------------------

Current assets                                    810,980             920,043
                                         =================== ==================

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

The Company performed a study of part of its storeroom inventory to define the effective usefulness of these items. The final result of this study indicated that some of these items were obsolete. Therefore, at December 31, 2002, a provision for losses on maintenance inventories in the amount of R$ 6,594 was recorded.

Advances to suppliers and expenditures for imports in transit are mainly related to the acquisition of naphtha, which is the main raw material of the Company.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

5    Related Parties

                                                                                                   Balances
                                                 ----------------------------------------------------------

                                                              Current assets         Long-term receivables
                                                 ----------------------------  ----------------------------

                                                         Trade
                                                      accounts         Notes          Notes        Related
                                                    receivable    receivable     receivable        parties
                                                 -------------- -------------  -------------  -------------
Subsidiaries
   MONOMEROS                                             5,179
   Tegal                                                                                               462
   CPN Inc.                                             60,415                                     365,634
   Lantana                                             131,215                                      31,551
   Proppet Overseas                                                                                  3,296
   ODEQUI                                                                                          331,640
   Polialden                                             9,134
   Trikem                                               25,001        17,096         71,801
   OQPA                                                                             266,986

Jointly-controlled companies
   CETREL                                                    8
   Politeno                                             44,317
   COPESUL                                              16,160

Associated company
   Borealis OPP S.A.                                                     187

Interrelated companies
   Petrobras Petroleo Brasileiro S.A.                                                               26,253
   Other                                                                                             5,264
                                                 -------------- -------------  -------------  -------------

At June 30,  2003                                      291,429        17,283        338,787        764,100
                                                 ============== =============  =============  =============

At March 31, 2003                                      313,690        15,901        353,101        948,907
                                                 ============== =============  =============  =============

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

Related Parties (continued)

                                                                                                  Balances
                                                 ----------------------------------------------------------

                                                                                                 Long-term
                                                         Current assets                        receivables
                                                 ----------------------- ----------------------------------

                                                                  Notes                   Notes    Related
                                                    Suppliers   payable     Suppliers   payable    Parties
                                                 ------------- --------- ------------- --------- ----------
Subsidiaries
   MONOMEROS                                                                                        67,534
   CPN Distribuidora                                                                                   986
   ODEQUI                                                       630,106                 804,336
   Polialden                                                      4,373                            346,719
   Trikem                                                 137                                      812,603
   OPE Investimentos                                                                                72,093

Jointly-controlled companies
   CETREL                                                 253
   COPESUL                                            688,665

Interrelated companies
   Petrobras Petroleo Brasileiro S.A.                 474,259                  35,356
   Petrobras Distribuidora S.A.                         1,271                  20,431
   COPENER - Copene Energetica S.A.                               1,830                              8,573
   Other                                                                                               414
                                                 ----------------------- ----------------------- ----------

At June 30, 2003                                    1,164,585   636,309        55,787   804,336  1,308,922
                                                 ============= ========= ============ ========== ==========

At March 31, 2003                                   1,321,018   430,852        82,662 1,005,420  1,280,177
                                                 ============= ========= ============ ========== ==========

The balance of notes payable to ODEQUI will be settled according to the schedule defined between the parties.

On June 30, 2003, under a Private Agreement for Assumption of Indebtedness, the Company assumed the related parties balance owed by Copene Participacoes to Polialden, in the amount of R$ 30,158 (Note 1(d)).

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

Related Parties (continued)

                                                                   Transactions
                                             -----------------------------------

                                                                  Utilities and
                                                    Product        raw material
                                                     sales/          purchases/
                                                   revenues            expenses
                                             ---------------  ------------------

Subsidiaries
   MONOMEROS                                         33,519                 842
   Tegal                                                 27
   CPN Inc.                                         200,067
   Copene Participacoes                                 225                  35
   Lantana                                          172,087
   Proppet Overseas                                     247
   ODEQUI                                            48,306               5,738
   Polialden                                        102,340              30,138
   Trikem                                           259,071              89,094

Jointly-controlled companies
   CETREL                                                45
   Politeno                                         369,460
   COPESUL                                           48,238           1,028,646

Associated company
   Borealis OPP S.A.                                                        231

Interrelated companies
   Petrobras Petroleo Brasileiro S.A.                 1,353           1,539,545
   Petrobras Distribuidora S.A.                                         110,941
                                             ---------------  ------------------

At June 30, 2003                                  1,234,985           2,805,210
                                             ===============  ==================

At June 30, 2002                                  1,365,326           1,486,022
                                             ===============  ==================

"Trade accounts receivable" and "Suppliers" include the balances resulting from transactions with related companies arising mainly from sales and purchases of goods and services under price and time conditions equivalent to the averages practiced with third parties, taking into consideration the following aspects:

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

- The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of apportioning the gross margin in proportion to the return on investments. The prices practiced for the other products are established based on various market factors, including international ones.

- The price of naphtha supplied by Petrobras is negotiated between Petrobras and the petrochemical companies, using as a reference the price practiced in the European market. The Company is also importing naphtha at a volume equivalent to 30% of its consumption. The price reference is the international market (ARA).

- Sales of products linked to vendor financing are recorded in a specific account of customer receivables up to the transaction maturity date.

The related parties balance includes current account balances, as follows:

Participating companies                             Jun/03                Mar/03
-------------------------------------- -------------------- --------------------

Subsidiaries
   Long-term receivables
    CPN Inc.                                       365,634               581,550
    Lantana                                         31,551                17,545
    ODEQUI                                         331,640               316,007

   Long-term liabilities
    COPENE MONOMEROS                                67,534                61,574
    CPN Distribuidora                                  986                   986
    Polialden                                      346,719               283,964
    Trikem                                         812,603               852,352
    OPE Investimentos                               72,093                68,295


Current accounts comprise a pool of funds available for settlement of the obligations of the Company and its direct and indirect subsidiaries. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds obtained by the individual participants from financial institutions.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

6    Taxes Recoverable

                                                                                    Jun/03                 Mar/03
                                                                       --------------------  ---------------------
Value-Added Tax on Sales and Services (ICMS) recoverable                            73,802                135,030
Excise Tax (IPI) recoverable (normal  operations)                                   51,175                 49,283
IPI - inputs at zero rate (i)                                                      627,161                723,188
IPI presumed credit                                                                 10,280                 10,538
Social Integration Program (PIS)  - Decree-laws 2445 and 2449/88 (ii)               29,276                 29,276
Income tax                                                                          53,558                 48,229
Tax on net income (iii)                                                             49,737                 48,856
Other                                                                               11,878                 11,844
                                                                       --------------------  ---------------------

                                                                                   906,867              1,056,244

 Less: short-term                                                                (238,370)              (467,123)
                                                                       --------------------  ---------------------

 Long-term receivables                                                             668,497                589,121
                                                                       ====================  =====================

(i)  IPI at zero rate

In July 2000, the merged company OPP Quimica filed a judicial order to sustain the full application of the non-cumulativeness principle of the Excise Tax
(IPI), requesting the right to a tax credit on the purchase of raw materials and input materials that are exempt from IPI or subject to a 0% IPI rate.

On December 19, 2002, the Federal Supreme Court (STF), based on its previous plenary decisions about the subject, judged an Extraordinary Appeal interposed by the National Treasury and confirmed the decision of the Regional Court of Appeals (TRF) of the 4th Region, which recognized that OPP Quimica had the right to a credit of IPI on these purchases, covering the ten years prior to the filing of the suit, including the related monetary restatement and SELIC rate for the period up to the date of the actual use of the credits.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

The STF decision was appealed by the National Treasury. The appeal does not question the right to the IPI credit, but alleges imprecision in the decision regarding input and raw materials, the monetary restatement of the credit, and the rate to be used for credit calculation purposes. However, all these aspects have already been defined in the STF and TRF decisions in OPP Quimica's favor, or even in the plenary decisions before the STF. For this reason, the appeal does not represent any possibility of changes in OPP Quimica's right to the credit, which has already been examined by the highest level of the judicial system, according to the opinion of its legal advisors.

Considering the above, in December 2002 OPP Quimica recorded income in the amount of R$ 1,030,125. Of the total amount recorded, R$ 265,581 had already been offset against the IPI due by OPP Quimica. Management, based on projections of results and future performance, estimates that the remaining amount will be fully offset until 2005, including offsets with other taxes due by the Company. From January 1 to June 30, 2003 offsets amounted to R$ 186,297.

This judicial order refers exclusively to the industrial establishments of the former OPP Quimica located in the State of Rio Grande do Sul. Identical proceedings, covering the industrial units of the Company, Trikem, and Polialden, as well as other industrial units of the merged company OPP Quimica, located in the State of Bahia, are pending judgment in the courts of first and second instances. The calculation and accounting recognition of the credits involved in these proceedings will be based on the specific elements of each final decision, and the amounts cannot be determined under current circumstances.

(ii) PIS - Decree-laws 2445/88 and 2.449/88

     Considering that Decree Laws 2445/88 and 2449/88 were declared unconstitutional, under Federal Senate Resolution 49 of 1995, and High Court of Justice jurisprudence on the calculation of PIS under Supplementary Law 7/70, and based on the position of its legal advisors, the Company recorded receivables relating to PIS, arising from overpayments in the amount of R$ 43,638, which were fully offset. Considering the same jurisprudence, the merged companies OPP Quimica and CPN Administradora also recorded credits, not yet offset, in the amount of R$29,276.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(iii) Tax on net income

In 1992, the Company requested an injunction to assure the right of not collecting the Tax on Net Income ("ILL") at the rate of 8%, calculated on the date of closing of the base periods from 1989 to 1992.

Due to the final decision declaring the unconstitutionality of article 35 of Law 7713/88, the Company redeemed the judicial deposits on July 23, 1997 relating to the payments made from August 1991 to March 1993 (base years 1991 and 1992), totaling R$ 7,244.

The amounts referring to the base periods 1989 to 1990, because they have been directly remitted to the Federal Government, were the object of an Ordinary Lawsuit for offset against federal taxes or reimbursement, and the amount of R$ 22,900 was allocated to income for the year ended December 31, 1997. This amount, duly restated until June 30, 2003, is R$ 39,340, which has already been confirmed by the accounting expert determined by the court. The Company also has credits amounting to R$ 10,397, which arise from the merger on March 31, 1999, of the subsidiary company Ceman - Central de Manutencao Ltda.

With the objective of obtaining funds as soon as the lawsuit is concluded, the Company requested and obtained a legal decision to deposit in court an amount equivalent to the overpayment (R$ 39,340), as an offset against the amounts that would have to be collected as PIS and COFINS.

On March 6, 2002, the TRF Decision of the 1st Region was published, recognizing the Company's right to offset the amounts paid, including monetary restatement as from the date of payment, the application of the expurged indices and the SELIC interest rate.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

7    Marketable Securities - Long-term

                                                                   Jun/03               Mar/03
                                                        ------------------   ------------------
   Shares of associated company held for sale                      18,690               18,690
   Debentures which share in profits                               25,973               28,823
   FINOR securities                                                 4,171                4,171
   Other                                                               43                   43
                                                        ------------------   ------------------

Total                                                              48,877               51,727
                                                        ==================   ==================

The shares in associated company held for sale refer to 20% of the capital of Borealis OPP S.A., which remain from the sale of the control of this company. At June 30, 2003, the Company recorded negative R$ 204 as equity in the earnings.

The financial investments classified in long-term receivables are presented at their probable realization value. Debentures which share in profits arise from the securitization of trade accounts receivable, which, according to the contract of issue, will be redeemed up to the end of 2004.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

8    Investments

(a) Information on investments

                                                                     Number of shares or                  Interest in
                                                                             quotas held            total capital (%)
                                                            ---------------------------------------------------------

                                                                  Jun/03          Mar/03        Jun/03         Mar/03
                                                            -------------- ----------------- -------------- ---------
Subsidiaries
   COPENE MONOMEROS                                          683,393,147     683,393,147         87.24          87.24
   Tegal                                                      20,384,135      20,384,135         84.36          84.36
   CPN INC                                                        95,000          95,000        100.00         100.00
   CPN Distribuidora                                             354,210         354,210        100.00         100.00
   Copene Participacoes                                    8,499,997,995   8,499,997,996        100.00         100.00
   Proppet Overseas                                                    2               2        100.00         100.00
   ODEQUI                                                     23,922,131      23,922,131         98.63          98.63
   OIL                                                             5,000           5,000        100.00         100.00
   OVERSEAS                                                            1               1        100.00         100.00
   Trikem                                                  1,076,646,079   1,074,092,099          1.77           1.77
   PSA AVV                                                                           600                       100.00
   OQPA                                                        9,429,788     153,602,096        100.00         100.00
   CPP                                                         4,666,300       4,666,298         90.71          90.71
   IPL                                                               974             974        100.00         100.00
   OPP Finance                                                    50,000          50,000        100.00         100.00
   Polialden (*)                                             275,160,650                        42.64

Jointly-controlled companies
   CETREL                                                        237,100         237,100         21.08          21.08
   CODEVERDE                                                   9,372,047       9,372,047         35.42          35.42
   Norcell (**)                                                               62,520,972                        86.15
   COPESUL                                                 3,555,182,831   3,555,182,831         23.67
   Politeno (*)                                           15,184,685,917                         33.49

Associated company
   Petroflex Industria e Comercio S.A.  ("Petroflex")        141,597,478     141,597,478         20.12          20.12

(*)    As described in Note 1(d), the Company acquired direct interests in
       Polialden and Politeno in June 2003.
(**)   Investment transferred to short-term for disposal.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(a) Information on investments (continued)

                                                                     Adjusted net income      Adjusted shareholders'
                                                                                  (loss)             equity (capital
                                                                          for the period                 deficiency)
                                                            --------------------------------------------------------

                                                                  Jun/03          Mar/03       Jun/03        Mar/03
                                                            -------------- ---------------- ------------- ----------
Subsidiaries
   COPENE MONOMEROS                                                4,243           1,974      110,352       107,913
   Tegal                                                          (3,621)         (1,829)      28,103        29,895
   CPN INC                                                           201             260       76,413        89,239
   CPN Distribuidora                                                                            3,542         3,542
   Copene Participacoes                                           24,399          17,438       26,272       287,653
   Proppet Overseas                                                 (821)           (358)      (3,265)       (3,211)
   ODEQUI                                                         16,007          (2,320)   2,359,664     2,345,977
   OIL                                                            14,164          11,381     (386,455)     (456,381)
   OVERSEAS                                                        5,277            (126)    (233,887)     (279,354)
   Trikem                                                        286,970         131,016      597,938       441,564
   PSA AVV                                                                                                        2
   OQPA                                                          (93,466)        (19,459)     (19,854)       54,153
   CPP                                                                                          5,144         5,144
   IPL                                                                                              1             1
   OPP Finance                                                      (661)           (385)     (33,257)      (38,441)
   Polialden                                                      40,533                      424,370

Jointly-owned companies
   CETREL S.A.                                                    (2,246)         (1,859)      69,495        69,882
   CODEVERDE                                                                                   41,072        95,111
   Norcell                                                                            29                    104,802
   COPESUL                                                        70,879          15,827    1,091,616     1,015,800
   Politeno                                                       35,007                      476,831

Associated company
   Petroflex                                                      26,367          22,639      135,693       131,965

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(b) Information on direct and indirect subsidiaries' investments

                                                                          Number  of shares             Interest in
                                                                             or quotas held       Total capital (%)
                                                            -------------------------------------------------------

                                                                    Jun/03          Mar/03        Jun/03     Mar/03
                                                            ---------------- ----------------- ----------- --------
ODEQUI
   Trikem                                                   25,267,997,850   25,267,997,851        41.51      41.51
   OPE Investimentos                                            50,169,325       50,169,325        89.41      89.41

Trikem
   CPC Cayman                                                      900,000          900,000       100.00     100.00
   CINAL                                                        80,370,707       80,370,717        47.06      47.06
   TRK                                                               2,010            2,000       100.00     100.00
   OMML                                                            147,059          147,060       100.00
                                                                                                             100.00

Copene Participacoes
   Polialden (*)                                                                275,160,650                   42.64
   Politeno (*)                                                              73,015,828,580                   34.66

(*) As described in Note 1(d), the Company acquired direct interests in Polialden and Politeno in June 2003.

(b)    Information on direct and indirect subsidiaries' investments (continued)

                                                                       Adjusted net income   Adjusted shareholders'
                                                                                    (loss)          equity (capital
                                                                            for the period              deficiency)
                                                         -----------------------------------------------------------

                                                                    Jun/03           Mar/03       Jun/03     Mar/03
                                                         --------------------- --------------- ------------ --------
ODEQUI
   Trikem                                                          286,970          131,016      597,938    441,564
   OPE Investimentos                                                 7,243            2,750      134,841    130,348

Trikem
   CPC Cayman                                                        2,518            2,111      218,867    254,701
   CINAL (*)                                                         1,441              617       82,797     80,968
   TRK                                                                (688)            (326)      (8,187)    (7,826)
   OMML                                                               (686)            (334)      (8,119)    (7,767)

Copene Participacoes
   Polialden                                                                         20,231                 400,745
   Politeno                                                                          22,306                 459,184

(*) Shareholders' equity on May 31, 2003.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(c)  Investment activity

                                                                                                                 Jun/03
                                                  ---------------------------------------------------------------------

                                                                       Subsidiaries and jointly-controlled subsidiaries
                                                  ---------------------------------------------------------------------

                                                          COPENE                                   CPN        Copene
                                                       MONOMEROS         Tegal   CPN Inc.  Distribuidora  Participacoes
                                                  ------------------ ---------- ---------- -------------- -----------------
As of January 1                                          102,232        25,971     93,761          3,542       243,272
Additions through merger (*)                                               747                                 750,795
Additions through capital increase                                                                              67,783
Dividends                                                 (9,947)
Equity in income (loss)                                    3,985        (3,011)       202                       24,399
Reduction due to capital decrease                                                                             (338,124)
Amortization of (goodwill) negative goodwill                                                                   (41,931)
Exchange variation on foreign investments                                         (17,549)
                                                  -------------------------------------------------------------------------

At the end of the period                                  96,270        23,707     76,414          3,542       706,194
                                                  ================== ========== ========== ============== =================

Goodwill (negative goodwill) on investments (**)               4                                               681,922
                                                  ================== ========== ========== ============== =================

                                                                                                                Jun/03
                                              -------------------------------------------------------------------------

                                                                         Subsidiaries and jointly-controlled companies
                                              -------------------------------------------------------------------------


                                                         ESAE     Nitrocarbono      ODEQUI    Polialden    PSA Trading
                                              ----------------- --------------- ------------- ------------ -----------

As of January 1                                       750,445           54,525   3,854,885
Additions through mergers (*)                                                                                        2
Additions through capital increase                                               1,194,098
Additions through capital reductions on                                                         177,503
exchange of investments
Reduction due to merger/spin-off/dissolution         (151,818)            (558)   (849,658)                         (2)
Equity in income                                                                    16,225        3,465
Reduction of goodwill due to merger                  (598,627)         (53.967) (1,887,770)
                                              ----------------- --------------- ------------- ------------ ------------

At the end of the period                                                         2,327,780      180,968
                                              ================= =============== ============= ============ ============

Goodwill (negative goodwill) on investments
                                              ================= =============== ============= ============ ============

(*) Additions through mergers arise from the corporate restructuring described in Note 1(d).

(**) The goodwill of Copene Participacoes was constituted in part from the acquisition of investments as part of the July 2001 restructuring process, and in part from the agreement with BNDESPAR in September 2001, based on future profitability with realization in 10 years.

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

Investment activity (continued)

                                                                                                              Jun/03
                                               ----------------------------------------------------------------------

                                                                    Subsidiaries and jointly-controlled subsidiaries
                                               ----------------------------------------------------------------------

                                                            OPE
                                                  Investimentos          OQPA     IPL      CPP        Trikem   Copesul
                                               -------------------- ----------- ------ --------- ------------- -------
As of January 1                                                                                       14,795   451,265
Additions through mergers                               150,849        73,612      12    4.666     1,376,947    29,053
Reduction due to merger/spin-off/dissolution           (151,954)                                    (147,201)
Equity in income (loss)                                   1,792       (73,612)                        33,577    29,163
Reduction of goodwill due to merger                                                               (1,245,435)
Amortization of goodwill (negative goodwill)               (687)                                     (22,807)  (14,082)
Other                                                                                                    700
                                               -------------------- ----------- ------ --------- ------------- -------

At the end of the period                                                           12    4,666        10,576   495,399
                                               ==================== =========== ====== ========= ============= =======

Goodwill (negative goodwill) on investments                                                                    237,046
                                               ==================== =========== ====== ========= ============= =======

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


                                                                          Subsidiaries and jointly-controlled subsidiaries
                                            ------------------------------------------------------------------------------

                                                                                                     Jun/03         Mar/03
                                            ----------------------------------------------------------------    ----------

                                            Politeno    Norcell Codeverde    CETREL  Others(***)        Total        Total
                                            --------- --------- ---------  -------- ------------   ----------   ----------

As of January 1                                          65,262              13,624      301,543    5,975,122    5,975,122
Addition due to merger (*)                                                    2,407                 2,389,090    2,388,740
Addition due to capital increase                                      274                           1,262,155    1,194,096
Addition due to capital reduction on
  exchange of investments                     160,622                                                 338,125
Reduction due to merger/spin-off/
  dissolution                                                                                     (1,301,191)  (1,301,189)
Reduction due to capital decrease                                                                   (338,124)
Reduction due to classification as held
  for sale                                             (90,568)                                      (90,568)
Dividends                                                                                             (9,947)      (9,947)
Equity in income (loss) (**)                    4.511       306               (436)                    40,566       45,167
Loss of share in investment                   (5,439)                                                 (5,439)
Reversal of  (provision for) loss on
  investments                                            25,000    12,795                              37,795       37,795
Reduction of goodwill due to merger                                                               (3,785,799)  (3,785,799)
Amortization of (goodwill) negative
  goodwill                                                                     (54)     (17,566)     (97,127)     (60,359)
Other                                                                (10)                                 690          700
Exchange variations on foreign
  investment                                                                                         (17,549)      (4,782)
                                            --------- --------- ---------  -------- ------------   ----------   ----------

At the end of the period                      159,694              13,059    15,541      283,977    4,397,799    4,479,544
                                            ========= ========= =========  ======== ============   ==========   ==========

Goodwill (negative goodwill) on
  investments                                                     (1,500)       896      283,977    1,202,345    1,239,112
                                            ========= ========= =========  ======== ============   ==========   ==========

(*) Additions through mergers of subsidiaries arose from the corporate restructuring described in Note 1(d).
(**) The difference between equity recorded in the statement of operations and investment activity relates to equity in the earnings of Borealis OPP S.A. (Note 7).
(***)Goodwill/negative goodwill of Intercapital and Nova CAMACARI. The goodwill of Intercapital and the negative goodwill of NOVA CAMACARI, in the amounts of R$ 321,119 and R$ 37,142, respectively were formed on the acquisition of ESAE investments and NOVA CAMACARI, in July 2001, based on future profitability, to be realized over ten years

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



                                                                      Petroflex
                                                  ------------------------------

                                                           Jun/03         Mar/03
                                                  --------------- --------------


As of January 1                                            21,771         21,771
Equity in income                                            5,304          4,553
Amortization of goodwill                                    (389)          (233)
                                                  --------------- --------------

At the end of the period                                   26,686         26,091
                                                  =============== ==============

Goodwill (negative goodwill) on investments                 (614)          (459)
                                                  =============== ==============


Subsidiaries with capital deficiency

                                                             Provision for loss on investments - Long-term liabilities
                                       --------------------------------------------------------------------------------

                                                                                                      Jun/03    Mar/03
                                       --------------------------------------------------------------------------------

                                                                                          Proppet
                                              OIL       OQPA  OPP Finance     OVERSEAS   Overseas      Total      Total
                                       ----------  --------- ------------ ------------ ---------- ----------  ---------

As of January 1                           492,864                              294,234      3,006    790,104    790,104
Addition                                                           40,101                             40,101     40,101
Increase/reversal of the provision
   From losses (earnings) for the
     period                              (14,164)     19,854          661      (5,277)        821      1,895   (10,455)
   Exchange variation on
     shareholders' equity                (92,246)                 (7,505)     (55,069)      (562)  (155,382)   (42,363)
                                       ----------  --------- ------------ ------------ ---------- ----------  ---------

At the end of the period                  386,454     19,854       33,257      233,888      3,265    676,718    777,387
                                       ==========  ========= ============ ============ ========== ==========  =========

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(d)  Trikem

     Trikem is engaged in research, extraction and manufacture of chemical mineral products and plastics in general; production of caustic soda, chlorine and ethylene dichloride; sales of its own products and third-party products, as well as the importation and exportation of chemical products and participation in other companies. Trikem's activities are conducted at industrial plants located in Camacari, Bahia; Sao Paulo, Sao Paulo; and Maceio and Marechal Deodoro, Alagoas.

     ODEQUI has goodwill in the amount of R$ 851,035 justified by the appreciation of assets and projection of future profitability of Trikem, determined based on reports by independent experts. Such goodwill is being amortized based on the depreciation rates of the underlying fixed assets and over a 10-year period, respectively.

(e)  Polialden

     Polialden is engaged in manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. Polialden operates an industrial unit in Camacari, with a capacity of 130 thousand tons/year.

(f)  COPESUL

     COPESUL is engaged in the manufacture, trade, import and export of basic petrochemical products and the production and supply of utilities, such as steam, water, compressed air, electrical energy, to the companies in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, as well as providing various services to these companies.

     With the merger of OPP PP in July 2002 (Note 1(c)), the Company recognized the goodwill that OPP PP had recorded for its participation in COPESUL, justified by future profitability. This goodwill was based on an appraisal report issued by an independent expert and amounts to R$ 237,046 at June 30, 2003. This goodwill is being amortized over a period of ten years.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(g)  Politeno

     Politeno is engaged in the manufacture, processing, direct or indirect trade, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is currently provided by Braskem.


9    Property, Plant and Equipment

                                                                               Jun/03      Mar/03
                                         --------------------------------------------- -----------
                                                                                                             Annual
                                                             Accumulated                               depreciation
                                           Restated cost    depreciation          Net         Net             rates
                                         ---------------- --------------- ------------ -----------  ----------------

Land                                                7,933                        7,933      10,696
Buildings and improvements                        377,491       (151,158)      226,333     225,524           2 to 10
Machinery, equipment and installations          4,506,901     (1,480,467)    3,026,434   3,062,716         1.3 to 20
Furniture and fixtures                             14,384        (12,216)        2,168       2,238                10
Information technology equipment                   27,481        (22,169)        5,312       5,525                20
Construction in progress                          244,021                      244,021     241,989
Other                                              57,771        (24,886)       32,885      34,308          Up to 20
                                         ---------------- --------------- ------------ -----------

                                                5,235,982     (1,690,896)    3,545,086   3,582,996
                                         ================ =============== ============ ===========

Construction in progress corresponds mainly to operating improvements to increase the useful economic lives of the industrial units.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


10   Deferred Charges

                                                                                  Jun/03              Mar/03
                                                                       ------------------  ------------------

Costs
   Pre-operating expenses                                                         270,037             270,795
   Organization and implementation expenses                                       113,192             103,544
   Expenditures for structured operations                                         157,550             132,015
   Goodwill on the acquisition of investments                                   1,228,969           1,226,522
   Expenditures for programmed stoppages                                          210,914             192,311
   Research and development                                                        51,873              60,262
   Catalysts and other                                                             57,445              56,871
                                                                       ------------------  ------------------

                                                                                2,089,980           2,042,320
Accumulated amortization                                                        (423,540)           (366,633)
                                                                       ------------------  ------------------

                                                                               1,666,440           1,675,687
                                                                       ==================  ==================

The balance of goodwill refers mainly to the appreciation of assets of the merged company OPP Quimica and PARTISA - Participacoes e Investimentos S.A, totaling R$ 814,170 and R$ 349,965, respectively, based on future profitability, in accordance with appraisal reports issued by independent experts, and transferred to deferred charges in conformity with CVM Instruction 319/99. The amortization of these expenditures is recorded over up to 10 years.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


11   Debt

                                          Annual financial charges                                Jun/03      Mar/03
                                          -------------------------------------------------  ----------- -----------

Foreign currency

  Foreign notes payable (Eurobonds)       US$ exchange variation + interest from  9%  to
                                          11.5%                                               1,098,392   1,290,255

  Advances on foreign exchange contracts  US$ exchange variation  + interest from 6.65%
                                          to 15%                                                373,142     388,862

  Export prepayment                       US$ exchange variation  + interest from  1.70%
                                          to 4.85% over LIBOR or fixed interest from
                                          1.45% to 10.64%                                     1,567,818   1,916,503

  Raw material financing                  US$ and  YEN  exchange variation + interest
                                          from 2.50% to 2.63% over LIBOR or fixed interest
                                          from 4.11 to 8.26 %                                    20,733      45,910

  Permanent assets financing              US$ exchange variation + interest of  2.88%
                                          over LIBOR or fixed interest from 5.75 to 8.64%       114,016     139,756

  Working capital                         US$ exchange variation + interest of  8.8%             16,201      18,505

Local currency
  Working capital                         Interest from 2.42% to 14.03% + monetary
                                          index (Selic and CDI) or US$ exchange variation
                                          + interest from 7% to 13%
                                          or fixed interest from 33.49 to 41.42%                463,450     535,044

  FINAME                                  Fixed interest of  9.7% + indexed monetary
                                          restatement (TJLP)                                      2,294       2,530

  BNDES                                   Fixed interest from 6.5% to 11% + monetary
                                          index (TJLP, TR and UMBNDES)                          241,767     194,200

  Purchase of shares                      Fixed interest from  4.0% to 4.5% + monetary
                                          index (TJLP, IGPM)                                    291,768     297,054

  Other                                   Fixed interest of 21.41%                                  682

  Supplier financing                                                                                         24,915
                                                                                            ----------- -----------

                                                                                              4,190,263   4,853,534

Less: current liabilities                                                                   (2,176,940) (2,364,438)
                                                                                            ----------- -----------

Long-term liabilities                                                                         2,013,323   2,489,096
                                                                                            =========== ===========

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The long-term amounts mature as follows:

                                                                                           Jun/03              Mar/03
                                                                              -------------------  ------------------

2004                                                                                      558,063             891,411
2005                                                                                      562,044             603,043
2006                                                                                      446,919             475,160
2007 onwards                                                                              446,297             519,482
                                                                              -------------------  ------------------

                                                                                        2,013,323           2,489,096
                                                                              ===================  ==================

     Short-term loans are backed by pledges of notes, promissory notes endorsed by Company officers and/or shareholders, and shares of stock. Long-term loans are backed by pledges of property, plant and equipment, shares of stock and letters of guarantee from management and shareholders, as well as bank guarantees. Certain long-term transactions are guaranteed by surety bonds and mortgages of Company industrial plants. Certain loans for the acquisition of permanent assets are backed by property, plant and equipment, pledge of shares of stock, and management and shareholder guarantees. Certain working capital financing is backed by letters of credit and bank guarantees.

(a)  Foreign notes payable (Eurobonds)

     In February 1996, OPP Petroquimica (merged into OPP Quimica in December
     2000) issued Eurobonds in the amount of US$ 125,000, falling due on February 22, 2004 and bearing annual interest of 11.5%, to be paid semiannually in the months of February and August in each year, commencing in August 1996.

     In October 1996, OPP Petroquimica issued Eurobonds in the amount of US$ 100,000 falling due at October 29, 2004 and bearing annual interest of 11% payable semiannually in April and October of each year, commencing in April 1997.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     In June 1997, the Company issued Eurobonds in the amount of US$ 150,000 falling due in ten years and bearing annual interest of 9% to be paid semiannually in the months of June and December, commencing in December 1997. These Eurobonds granted the bondholders a put option for 98.40% of the principal amount in June 2002.

(b)  Prepayment of exports

     On December 28, 2001 the Company obtained funds in the amount of US$ 250,000 for the payment of exports, applied to partial payment of the shares acquired in July 2001. This loan was placed in two tranches and structured by a pool of banks led by ABN-AMRO Real S.A. and Citibank S.A. The first tranche, in the amount of US$ 80,000, has a settlement term up to December 2004 and is subject to interest of 3.75% per annum plus semiannual Libor, payable semiannually. The second tranche, in the amount of US$ 170,000, has a settlement term up to 2006 and is subject to interest of 4.75% per annum plus semiannual Libor, payable semiannually. The debt balance at June 30, 2003 is US$ 210,136 - R$ 603,510 (March 31, 2003 - R$
     853,002).

     In June 2000, OPP Petroquimica received an advance from a foreign customer, in the amount of US$ 75,300. In addition to the foreign exchange variation, the advance is subject to annual interest of 1.75% over semiannual LIBOR. The maximum term for shipment is December 2003, and the current debt balance is US$ 50,609 - R$ 145,350 (March 31, 2003 - R$ 168,125).

     In December 2002, OPP Quimica received an advance from foreign customer, in the amount of US$ 97,200. In addition to the exchange variation, the advance is subject to annual interest of 1.70% over semiannual LIBOR. This contract is backed by a surety bond and will be paid through shipments from June 2003 to June 2006. The current debt balance is US$ 100,069 - R$ 287,399 (March 31, 2003 - R$ 331,052).

     The Company also has other loans linked to export prepayment transactions in the amount of R$ 531,559. These transactions will be settled on several dates through February 2006.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


c)   FINAME and BNDES

     Local currency fixed capital loans refer to various operations related to the expansion of the production capacity, environmental projects, operation control centers, laboratory and waste treatment station. The principal and charges are payable monthly up to July 2007.

     On June 30, 2003, under a Private Agreement for Assumption of Indebtedness, the Company assumed the loans from BNDES to the subsidiary Copene Participacoes as of May 31, 2003, totaling R$ 38,910. The debt balance as of June 30, 2003 amounts to R$ 39,293.

d)   Share purchase

     In September 2001, Nova Camacari (merged into the Company) and BNDESPAR signed a Contract for the Purchase and Sale of Shares with Guarantees relating to the purchase of one billion class "B" preferred nominative shares issued by Copene Participacoes, for the total of R$ 163,997. The principal of the debt arising from this contract will be paid to BNDESPAR in one installment falling due on August 15, 2006. Interest of 4% per annum above the Long-term Interest Rate (TJLP) is payable annually as from August 15, 2002. At June 30, 2003, the debt balance is R$ 189,660 (March 31, 2003
     - R$ 182,762).

     In September 1992, the subsidiary company ODEQUI purchased, in an auction, shares of PPH Cia. Industrial de Polipropileno and Poliolefinas S/A, companies that later became OPP Quimica. ODEQUI paid 10% of the amount of the shares in cash and the remaining 90% was financed by Banco do Brasil over a 12.5-year term, restated by the IGP-M variation plus annual interest of 4.5%. Interest is paid semiannually in March and September, beginning in March 1993, and the principal is being amortized in 17 semiannual installments, beginning in March 1997. As part of a corporate restructuring process, the debt was transferred to OPP Quimica. The debt balance at June 30, 2003 is R$ 102,108 (March 31, 2003 - R$ 114,292).

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


12   Debentures

                                                                                        Jun/03              Mar/03
                                                                            ------------------  ------------------

As of January 1                                                                      1,361,187           1,361,187
   Financial charges                                                                   146,563              82,168
   Interest amortization                                                              (54,182)            (49,712)
   Debentures held in treasury (i)                                                    (73,410)           (135,092)
                                                                            ------------------  ------------------

Balance at the end of the period                                                     1,380,158           1,258,551

Less: current liabilities                                                             (49,470)            (14,262)
                                                                            ------------------  ------------------

Long-term liabilities                                                                1,330,688           1,244,289
                                                                            ==================  ==================

     (i) The Company purchased own debentures for future placement in the market and did not record any gains or losses on this acquisition.

     On October 1, 2001, the Company carried out the 10th issue of 6,250 registered, book entry, non-convertible debentures, with a floating guarantee. The issue was fully subscribed and realized in two series, which had the following characteristics:

                                        1st series                             2nd series
                                        -------------------------------------- -----------------------------------

Unit face value                         R$ 100                                 R$ 100
Number of notes                          4,108                                  2,142
Issue date                              October 1, 2001                        October 1, 2001
Final maturity date                     October 1, 2006                        October 1, 2006
First remuneration period:
   Duration                             36 months after the issue date         36 months after the issue date
   Remuneration                         110% of CDI from 10/1/01 to 11/30/02   IGP-M + 13.25% p. a.
                                        118.33% of CDI as from 12/1/02
   Payment frequency                    Semiannual, as from April 2002         Semiannual, as from April 2002

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     On November 29, 2001, the Company and its debentureholders decided at an Extraordinary General Meeting to change the remuneration of the 1st series debentures from 110% to 118.33% of the CDI, as from December 1, 2002.

     At the end of the first remuneration period on October 1, 2004, the Company and the debentureholders should renegotiate the terms for remuneration of the subsequent period. The Board of Directors will establish the terms and conditions of remuneration for the subsequent period. The Company is committed to acquire the debentures from those debentureholders that disagree with the terms established by the Board of Directors for the following period.

     As approved by the Extraordinary General Meeting on August 16, 2002, OPP PP was merged into the Company (Note 1(c)), including its obligations under 59,185 debentures issued in a single issue, with the following characteristics:

                                  Single issue
                                  ----------------------------------------------

     Unit face value              R$ 10
     Number of notes              59,185
     Issue date                   May 31, 2002
     Final maturity date          July 31, 2007
     Remuneration                 TJLP variation plus 5% p.a.

     These debentures are subordinated, and the amortization of the principal and interest will only occur on their maturity date on July 31, 2007. There is no partial or total redemption clause allowing payments before this date.

     These debentures are convertible into shares at any time by the debentureholders, as established in the indenture.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


13   Taxes and Contributions Payable - Long-term Liabilities

     The Company is challenging in the judicial system certain alterations in the tax law and is asserting the right to an Excise Tax (IPI) credit on the purchase of goods and the export of its products. Although management, supported by its legal advisors, evaluates that the outcome of these lawsuits will be favorable to the subsidiaries, the questioned amounts, which are being conservatively accrued as liabilities and updated for the variation in the SELIC interest rate, are as follows:

                                                                                Jun/03              Mar/03
                                                                   -------------------  ------------------

PIS/COFINS - Law 9.718/98 (i)                                                  241,239             214,357
IPI - export premium credit (ii)/IPI zero rate Note 6(i))                      189,586             163,364
IPI - consumable materials and property, plant and equipment                    26,513              22,346
Education salary, SAT and INSS                                                  22,261              21,456
Other                                                                            9,981              10,355
                                                                   -------------------  ------------------

                                                                               489,580             431,878
                                                                   ===================  ==================

(i) This amount refers to suits filed by the Company and the merged company OPP Quimica against the Federal Government, claiming the unconstitutionality of the changes in the form of calculating PIS and COFINS introduced by Law 9718/98 as from February 1999.

     Based on a granted preliminary injunction, subsequently confirmed by sentence of a lower court, the Company is depositing in courts the increases in COFINS derived from said Law, relating to financial income and other income. Starting December 2002, the Company has paid PIS in accordance with the new rules established by Law 10637/02.

     The merged company OPP Quimica, also based on a preliminary injunction confirmed by sentence of a lower court, was collecting these contributions without considering the effects produced by said Law and, according to a court decision, was not required to make a court deposit.

     According to Company management and its legal advisors, favorable outcomes are possible for these cases.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(ii) This amount refers to a preliminary injunction requested by the merged company OPP Quimica claiming the judicial recognition of the premium credit of IPI, instituted by Decree Law 491/69, as an incentive for the export of products manufactured. In this claim, OPP Quimica obtained a preliminary injunction, partially confirmed by sentence, allowing it to offset federal taxes by using the benefit from the exports from the plants established in the state of Rio Grande do Sul. According to the Company's legal advisors, a favorable outcome is possible on the premium credit and the effects of monetary restatement (expurgation, monetary correction and SELIC rate).


14   Income Tax and Social Contribution on Net Income

(a)  Current income tax

                                                                                       Jun/03           Jun/02
                                                                              ---------------   --------------

Results before income tax                                                             558,960        (392,388)
                                                                              ---------------   --------------

Total income tax charges levied at the rate of 25%                                  (139,740)           98,097

Nondeductible expenses, net of untaxed income and other adjustments to
  taxable income                                                                       66,866         (40,863)

Income tax expenses arising from changes in net assets derived  from the
  merger of OPP Quimica                                                              (19,787)
                                                                              ---------------   --------------

Income tax credit (expense)                                                          (92,661)           57,234
                                                                              ===============   ==============

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(b)  Deferred income tax

     In accordance with the pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction 371/02, of June 27, 2002, the Company has recognized deferred tax assets arising from temporary differences and tax losses, as follows:

                                                                                       Jun/03           Mar/03
                                                                              ---------------   --------------

Nondeductible provisions                                                              957,944          963,686
Taxes and contributions challenged in courts                                          210,583          207,070
Other adjustments                                                                                       30,484
Tax losses (1992 to 2003)                                                             638,341          777,385
                                                                              ---------------   --------------

Total                                                                               1,806,868        1,978,625
                                                                              ===============   ==============

Asset calculated at the rate of 25%                                                   451,717          494,656
Asset not recorded, based on the Company's projections
  of the offset of tax losses                                                       (328,035)        (349,897)
                                                                              ---------------   --------------

Deferred income tax                                                                   123,682          144,759
                                                                              ===============   ==============

     Management estimates that the deferred taxes relating to tax losses will be realized in up to ten years, considering the portion of the operating results and other results that are not covered by the tax reduction benefit (Note 15 (a)). Besides the positive impacts arising from the corporate restructuring under way (Note 1(c) and (d)), the expectation of generating taxable income is based on projections that are mainly based on price, foreign exchange, interest rate and market growth assumptions and other variables important to the performance of the Company.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(c)  Social contribution

     In 1992, court deposits of R$ 42,197 were returned to the Company pursuant to the decision of the 6th Federal Court, which decided in favor of the Company in its suit against the Federal Government relating to the Social Contribution on Income (CSL).

     However, in November 1993 the Federal Government filed a reversal action to revoke this decision. On October 18, 1994, the Federal Court of Appeals for the 1st Region decided the reversal action in favor of the Federal Government by a majority of only one vote. Consequently, in 1996 the Company filed a Special Appeal to the Superior Court of Justice (STJ), and an Extraordinary Appeal to the Federal Supreme Court (STF). The latter was not accepted, and the Company filed a motion for review, which is pending the outcome of the decision by the STJ. According to the Company's lawyers, the Extraordinary Appeal will eventually be accepted and forwarded to the STF.

     On October 20, 1997, based on a majority vote, the Special Appeal was rejected. As a consequence, the Company interposed a Divergence Embargo, which was admitted on March 24, 1998 and not recognized by the STJ on February 20, 2002, since the court accepted a procedural preliminary action brought by the Federal Government in response to the Company's Special Appeal, which hampered any further judgment regarding either the merit or other preliminaries. The decision was published on June 24, 2002. On July 1, 2002, the Company interposed a Declaration Embargo in order to question the various omissions and contradictions observed in this decision. This procedure may revert the result of the trial judgment in the STJ, without affecting the trial judgment of the Extraordinary Appeal by the STF.

     The lawyers who represent the Company, based on prior jurisprudence and on opinions issued by eminent legal counselors, believe that there are very good possibilities of success by the Company.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     Although the discussion is still "sub-judice", the federal tax authorities imposed claims regarding the CSL by issuing tax assessments against the Company, relating to the period from 1990 to 2001, in the approximate amount of R$ 492,000. This procedure was contrary to renowned legal counselors' opinions obtained by the Company, which expressed that an unfavorable decision in this lawsuit will only affect the Company after the decision becomes final. Tax enforcement actions related to the aforementioned tax were also filed. It is important to mention that the Company already obtained a judicial decision determining the cancellation of one of these charges, with the Judiciary recognizing that the procedure adopted by the tax authorities was improper. Based on the opinions of its legal counselors and legal precedents, the Company did not alter its corporate and tax procedures and has not accrued any amount for CSL.

     Should the Federal Government, after a possible decision unfavorable to Braskem becomes final, demand payment of the Social Contribution retroactively to the years prior to the date of the publication of the final decision on the reversal action, such action would be contrary to the expert legal opinions, and the exposure relating to the periods from 1990 to 2002, updated based on Brazil's base rate (SELIC) interest rate, excluding the fine for late payment, would be approximately R$ 270,000.

     All judicial claims relating to CSL also include Trikem and Polialden.


15   Tax Incentives

(a)  Corporate income tax

     From calendar-year 2002 to 2011, the Company has the right to reduce by 75% the income tax rate on the profit arising from the sale of basic petrochemical products and utilities. The polyethylene plant of the merged company OPP Quimica in Camacari has a similar benefit.

     The production of caprolactam by the merged company Nitrocarbono and DMT (dimethylterephthalate) already produced by the Company is not covered by these exemptions, but the income tax on the related profits may be reduced by the following percentages as determined by Law 9532/97 (article 3, ss. 2 and ss. 3):

(i)  37.5% from January 1, 1998 to December 31, 2003;
(ii) 25.0% from January 1, 2004 to December 31, 2008; and
(iii) 12.5% from January 1, 2009 to December 31, 2013, and 0% thereafter.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     At the end of each year, in the case of taxable profit resulting from the benefited operations, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses.


16   Shareholders' Equity

(a)  Capital

     The authorized capital comprises 2,196,000,000 common shares and 3,904,000,000 preferred shares, of which 3,843,000,000 are preferred "A" shares and 61,000,000 are preferred "B" shares, with no par value.

     At June 30, 2003, paid-up capital comprises 1,226,091,148 common shares and 2,172,289,774 preferred shares, of which 2,160,832,034 are preferred "A" shares and 11,457,740 are preferred "B" shares.

     Preferred shares are not convertible into common shares and do not carry voting rights, but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the preferred "A" shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The preferred "A" shares also have equal rights with the common shares to receive distributions of shares arising from the capitalization of other reserves. The preferred "B" shares, subsequent to the expiration of the period of non-transferability as foreseen in special legislation, may be converted into preferred "A" shares at any time, at the ratio of two preferred "B" shares for one preferred "A" share.

     Shares paid up through the Northeast Investment Fund (FINOR) tax incentives (preferred "B" shares) do not have preferential rights in the event of new share subscriptions.

     In the event of dissolution of the Company, the preferred "A" and "B" shares have priority to capital reimbursement.

     All shareholders are assured of an annual dividend of not less than 25% of net income each year, calculated in accordance with Brazilian Corporate Law.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     As described in the Memoranda of Understanding for Shareholders' Agreements signed by (i) Odebrecht Quimica S.A., Petroquimica da Bahia S.A., Fundacao PETROBRAS de Seguridade Social - PETROS, and Previ - Caixa de Previdencia dos Funcionarios do Banco do Brasil and (ii) Odebrecht Quimica S.A., Petroquimica da Bahia S.A. and Petrobras Quimica S.A. - Petroquisa, on July 20 and July 3, 2001, respectively, the Company must distribute dividends in a percentage not less than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and development of the Company's business.

     According to the terms agreed in the Private Instrument of Re-Ratification of a Private Deed of Issue of Non-convertible Debentures with Floating Guarantee of the Tenth Issue and in the Export Prepayment Credit Agreement, the payment of dividends, interest on own capital or any other participation in profits is limited to at most 50% of net income for the year or 6% of the unit value of the preferred "A" and "B" shares, whichever is higher.

     In accordance with the Company's by-laws, the Company may pay interest on its own capital to its shareholders, within the terms of Article 9, paragraph 7, of Law 9249/1995. Interest, when paid or credited, will be considered as part of the priority dividend on preferred shares as well as part of the minimum dividend requirement.

     The Annual Shareholders Meeting held on April 29, 2003 approved the increase in the Company's capital, without the issue of new shares, by capitalizing the Monetary Restatement Reserve, in the amount of R$ 2,331.

     A portion of the Company's income tax for the first half of 2003, amounting to R$ 38,506, was benefited by the income tax exemption and was recorded in "Capital Reserves".

(b)  Shares held in treasury

     At June 30, 2003, the Company holds in treasury 53,008 thousand class "A" preferred shares at the total cost of R$ 17,282. The market value of these shares, based on the average BOVESPA trading quotation at June 30, 2003, is R$ 19,772.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


17   Contingencies

(a)  Employees' Collective Agreement - Clause 4

     In September 2001, the Second Panel of Judges of the Supreme Court (STF) considered valid the Extraordinary Appeal filed by the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the state of Bahia (SINDIQUIMICA), against the Syndicate of Petrochemical and Synthetic Resin Manufacturers of the State of Bahia (SINPEQ), of which the Company is a member, in a lawsuit regarding the validity of Clause 4 of the Employees' Collective Agreement, signed by the parties, in light of the specific economic policy law included in the Collor Plan in 1990. Clause 4 determined that the salaries of the employees be readjusted by 90% of the Consumer Price Index (IPC) each month.

     By a 3-2 majority of votes, the Second Panel of Judges ruled that the Collective Agreement should prevail over the economic policy law. After this decision was published in April 2002, both the trade union and the industry association appealed the decision. This is an isolated decision that is contrary to the understanding of several other decisions that the Collective Agreement should not prevail over the economic policy law.

     On December 11, 2002, upon review of the appeals of the prior decision, the Second Panel of STF reestablished the understanding that the private collective agreement cannot overrule a law, especially an economic policy law, which is a standard of public order. The decision was published on March 21, 2003 and gave rise to new appeals by SINDIQUIMICA, on which judgment has been stayed, and neither the decision to be pronounced nor the amounts involved have been defined. Management, based on the opinion of its legal advisors, believes in a favorable outcome for the companies, and therefore did not provide any amount related to this lawsuit.

     Trikem and Polialden are also members of SINPEQ and part of this legal proceeding.

(b)  Other Company litigation

     The Company is defending claims for indemnities for material or moral damages, which are pending court decision. The main issue involves the claim of preferred shareholders' rights, which was not favorable to the Company. The Company filed a Rescissory Action to overturn such decision, and the Company obtained an advance decision suspending the settlement of the judgment until a final decision of the Rescissory Action is issued.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The Company is part of a series of claims for several matters which, based on the opinion of management and its internal and external legal advisors, will be judged in favor of the Company. For this reason, no provisions were recorded.

     The Company is a defendant in various labor lawsuits. The Company set up a provision for claims with probable loss, in the amount of R$ 7,934, while no provision was recorded for the remaining labor claims that, in the opinion of the Company's legal advisors, will be judged in favor of the Company.


18   Insurance Coverage

     The Company has "all risks" insurance coverage, with loss limits considered to be sufficient to cover possible damages, taking into account the nature of its activities and the advice of its insurance consultants. At June 30, 2003, insurance coverage for inventories, property, plant and equipment and loss of profits of the Company amounts to R$ 8,221,042.


19   Financial Instruments

     The Company engages in transactions involving financial instruments to manage the financial requirements of its operations, to supplement cash flow requirements, to guarantee the supply of raw materials and to manage its U.S. dollar denominated debt. Risk management is carried out by adopting financial market mechanisms which reduce the exposure of the Company's assets and liabilities, protecting its equity.

     The net book values of the financial assets and liabilities of the Company at June 30, 2003, are equivalent to their approximate market values. The main financial instruments are comprised of the following accounts:

(a)  Investments

     The market values of the investments in COPESUL, Trikem, Polialden, Politeno, and Petroflex, the shares of which are traded in the stock exchange, were estimated based on the final market quotations on the Sao Paulo Stock Exchange, where most of the shares are traded. This estimate does not necessarily reflect the realizable value of a representative lot of shares.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     At June 30, 2003, the market value of these shares held by the Company and its subsidiaries is R$ 553,405.

(b)  Derivatives

     Since the Company operates in the international market, where it obtains funding for its operations and investments, it is exposed to market risks related to variations of foreign currency exchange rates and international interest rates.

     Because of the current economic situation and to meet the requirements set forth in funding contracts, the Company adopts the following methodology: maintain coverage of principal and interest settlements (consolidated) maturing within the next 12 months for, at least, (i) 60% of the total debt in U.S. dollars related to exports (trade finance), excluding Advances on Currency Contracts (ACCs) with remaining maturity of up to 6 months and Advances on Export Contracts (ACEs); and (ii) 75% of the total debt in U.S. dollars unrelated to exports (non-trade finance). Adherence to this methodology varies depending on market conditions, credit availability and cash on hand.

     The Company uses various kinds of currency risk management tools, some of them involving available cash. The most common transactions using available cash adopted by the Company involve foreign currency cash investments (certificates of deposit, international funds, time deposits and overnight funds) and options (Put and Call). Foreign exchange instruments not requiring cash include swap contracts (U.S. dollar variation vs. CDI) and forwards.

     At June 30, 2003, the Company had swaps, forwards and options for foreign currency and interest in a total notional amount of US$ 206,376, falling due between July 18, 2003 and June 1, 2004. These instruments are intended to reduce the impacts of any devaluation of the Brazilian real and an increase in international interest rates on U.S. dollar liabilities. At June 30, 2003, the market value of these contracts is negative by R$ 34,459.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


20   American Depositary Receipt (ADR) Program

     On October 20, 1998, the Company obtained a Level II registration with the Securities and Exchange Commission (SEC) and, on December 21, 2998, started trading American Depositary Receipts (ADRs) on the New York Stock Exchange
     (NYSE), as follows:

     o    Type of shares: preferred class "A".
     o    Each ADR represents fifty (50) "A" shares.
     o The shares are negotiated as ADRs under the ticker symbol "BAK" on NYSE.
     o    Depositary Bank overseas: Citibank N.A. - New York branch.
     o    Custodian Bank in Brazil: Banco Itau S.A.


21   Private Pension Plans

(a)  ODEPREV - Odebrecht Previdencia

     The merged company OPP Quimica is a party to an agreement to join ODEPREV - Odebrecht Previdencia, a closed private pension entity, set up by Odebrecht S.A. ODEPREV offers its participants, members of the sponsoring companies, the following:

     o Standard Plan, under which life and permanent disability coverage is totally assumed by an insurance company, while the premium is paid by the respective sponsoring company.

     o Optional Plan, a defined contribution plan in which monthly and periodic participant contributions and annual and monthly sponsor contributions are made to the individual pension savings accounts.

     The Board of Trustees of ODEPREV defines each year in advance the plan's cost and the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits defined in the Optional Plan, the actuarial liability of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined contribution plan, ODEPREV will not be able to require any obligation nor responsibility of the sponsoring company to assure minimum levels of benefits to the participants who retire. Contributions for the half year ended June 30, 2003 amounted to R$ 98.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     On January 8, 2001, the Federal Government issued Decree Law 3721, which increases the minimum age for complementary retirement plans on a gradual basis until 2020. The main effect of this change is to alter the timing of the payment of benefits to participants in the Optional Plan.

(b)  Fundacao PETROBRAS de Seguridade Social - PETROS

     The Company sponsors a defined benefit plan for its employees, which is managed by the Fundacao PETROBRAS de Seguridade Social ("PETROS"). Its main objectives are to complement retirement benefits provided by the government and to implement social assistance programs supported by the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on their employees' remuneration.

     On March 6, 2002, the Board of Directors authorized the signature of the Beneficiaries Segregation Agreement among the Company, PETROS and the other co-sponsors of the PETROS plan. The segregation of beneficiaries of the PETROS Plan, approved by the Board of Trustees and the Board of Directors of PETROBRAS, whose employees represent approximately 90% of the beneficiaries of the funds managed by PETROS, was based on the net asset position of PETROS as of April 30, 2001. The net asset position determined on that date was divided among the sponsors in proportion to the mathematical reserves calculated by the independent actuaries STEA - Servicos Tecnicos de Estatistica e Atuaria Ltda., for each sponsor. As from May 1, 2001, the accounting records have been kept individually by sponsor. For this purpose, the funds under management were transformed into quotas of R$ 1.00 each, which change in accordance with new contributions or benefit payments for each sponsor's beneficiaries and share in the results of the overall investment program. During the first half of 2003, contributions totaled R$ 2,158.

     To comply with CVM Deliberation 371/2000, which approved IBRACON NPC No. 26, "Accounting for Employee Benefits," the pension plan sponsored by Company was recently subject to actuarial assessment. Such assessment determined that the present value of liabilities exceeds the fair value of the plan assets by R$ 45,422.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(c)  PREVINOR - Associacao de Previdencia Privada

     The merged company Nitrocarbono has a defined benefit plan for its employees, which is managed by PREVINOR - Associacao de Previdencia Privada ("PREVINOR").

     Its main objective is to complement the benefits guaranteed and granted by Social Security. To meet its objectives, PREVINOR receives monthly contributions of sponsors and participants, calculated based on the employees' monthly remuneration. In the first half of 2003, the contributions totaled R$ 454.

22   Commitments for the Sale of Raw Material

     At June 30, 2003, the Company had contractual commitments to sell raw material in the form of contracted demand. Based on these contracts, which renew automatically, and the average purchase prices for the raw materials in June 2003, these contractual commitments for the next 5 years are estimated at R$ 16,096,677, as follows:

Year                                         Tons                     R$
                            ---------------------  ---------------------

2003                                    1,060,387              1,257,785
2004                                    2,070,200              3,745,791
2005                                    2,064,300              3,735,051
2006                                    2,066,600              3,738,970
2007                                    2,003,500              3,619,080
                            ---------------------  ---------------------

                                        9,264,987             16,096,677
                            =====================  =====================

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


23   Subsequent Events

a)   New stage of the corporate integration process

     As widely announced on July 16, 2003, the Company is proceeding with its corporate integration process, by transferring and acquiring common shares held by minority shareholders in its second generation subsidiaries. The approval of this new stage is scheduled for July 31, 2003, as set forth in the Shareholders Meeting notice.

     In this stage, the Company made arm's length commitments to transfer interests of common shareholders in Trikem and Polialden, as follows: (a) Nissho Iwai Corporation ("Nissho Iwai"), holder of 43,948,380 common shares in Polialden, corresponding to 16.67% of its voting capital, and 2,161,985,136 common shares in Trikem, corresponding to 10.06% of its voting capital, and (b) Mitsubishi Chemical Corporation ("Mitsubishi"), holder of 43,948,380 common shares in Polialden, corresponding to 16.67% of its voting capital, and 2,881,480,720 common shares in Trikem, corresponding to 13.41% of its voting capital.

     This transaction was carried out as a private negotiation between the parties. Mitsubishi opted to sell to the Company its interests in Trikem and Polialden. The price agreed upon for the acquisition of shares issued by Trikem and Polialden and held by Mitsubishi is R$ 28,008 and R$ 16,173, respectively. The settlement includes a cash payment equal to 10% of the overall acquisition price, corresponding to R$ 4,418, and the balance will be converted into U.S. dollars, to be paid within 4 years, with acceleration under certain circumstances provided in the agreement. Should the final decisions on claims filed by holders of preferred class "B" shares against Polialden favor the latter, or should the parties reach an agreement on this matter, Mitsubishi will be entitled to an additional payment of R$ 21,570. In the event of an unfavorable final decision, Mitsubishi will be entitled to an additional payment of R$ 5,400. Such payment will be made in conjunction with the payment of the remaining portion of the acquisition price or, should the outcome of the judicial claims occur after the total acquisition price has been paid, within 6 days from the date of the outcome of said claims.

     The agreement with Nissho Iwai provides for the exchange of its respective interests in Trikem and Polialden for interests in the Company, based on the exchange ratio of one common share of the Company for 69.47 common shares issued by Trikem, and one common share of the Company for 1.89 common shares issued by Polialden.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     Upon completion of the above negotiations and the merger described in detail below, the Company will hold those common shares in Trikem and Polialden currently held by Mitsubishi and Nissho Iwai, respectively.

     With respect to the other shareholders of common shares in Trikem, namely Portus - Instituto de Seguridade Social ("Portus"), holding 1,522,312,099 common shares issued by Trikem, representing 7.09% of its voting capital, and individuals holding 0.0025% of the voting capital, the Company will request from CVM the registration of a public offer to increase its holding, providing the minority shareholders with an opportunity to migrate to the Company under the same exchange ratio established with Nissho Iwai. The Company is holding discussions with Portus for the purpose of obtaining its agreement with the public offer mentioned above.

     The accounting effects of the above transactions will be reflected after approval at the Shareholders Meeting.

b)   Merger

     Nissho Iwai holds 100% of the capital of NI Participacoes Ltda ("NI Par"), the only assets of which are its interests in the capital of Trikem and Polialden. Common shares issued by Trikem and Polialden and held by Nissho Iwai will be transferred to the Company via the merger of NI Par into the Company. NI Par assets, valued at book value, will be transferred to the assets of the Company, which will also be its universal successor, assuming all its rights and obligations. The Accounting Appraisal Report on the company to be merged was prepared by independent experts at May 31, 2003, the base date of the merger, and will be submitted at the Shareholders Meeting for approval.

c)   Capital increase

     As a result of the merger of NI Par into Braskem, in accordance with the Accounting Appraisal Report and to support the issue of Braskem shares, the latter's capital will be increased by R$ 39,655, through the issue of 54,314,531 new common shares, all with the rights and preferences set forth in Braskem's by-laws, to be issued to Nissho Iwai in exchange for NI Par quotas, which are to be cancelled.

     Accordingly, once the merger of NI Par into Braskem is approved, the Company's capital will be R$ 1,887,422, comprising 1,280,405,679 common shares and 2,172,289,774 preferred shares, of which 2,160,832,034 are preferred class "A" shares and 11,457,740 are preferred class "B" shares.

     Braskem S.A.

     Quarterly Information
     at June 30, 2003 (Unaudited)
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------

24   Supplementary Information (Unaudited)

Statement of Cash Flow for the Six-Month Period Ended June 30, 2003

                                                                               Parent company         Consolidated
                                                                             -------------------   -------------------

Net income for the period                                                               466,299               468,360
Expenses (income) not affecting operating cash

      Depreciation and amortization                                                     903,065               977,055
      Amortization of goodwill - net                                                     97,516               140,737
      Equity in the results of subsidiary and associated companies                     (45,666)               (4,853)
      Provision for loss on investments                                                   1,895
      Exchange variation on investments                                               (137,833)              (27,712)
      Loss on disposal of permanent assets                                                1,210                 9,827
      Interest and monetary variations on long-term liabilities                          59,192               (6,929)
      Exemption from income tax                                                                              (30,004)
      Minority interest                                                                                       187,343
      Deferred income tax                                                                                         122
      Other                                                                            (25,910)              (12,475)
                                                                            -------------------   -------------------

                                                                                      1,319,768             1,701,471

      Effect of merger on cash                                                           40,068
      Cash and cash equivalent of jointly-controlled company excluded
        from the consolidation                                                                                (2,316)
                                                                            -------------------   -------------------

Cash generation before changes in operating
   working capital                                                                    1,359,836             1,699,155
                                                                            -------------------   -------------------

      Changes in operating working capital
         Trade accounts receivable                                                     (84,772)              (15,887)
         Inventories                                                                  (245,209)             (275,423)
         Other accounts receivable                                                     (29,998)             (125,002)
         Suppliers                                                                     (54,834)             (245,370)
         Taxes, rates and contributions                                                 165,704               198,436
         Dividends from subsidiary and associated companies                               7,637               (8,667)
         Other accounts payable                                                         243,048               293,036
                                                                            -------------------   -------------------

                                                                                          1,576             (178,877)
                                                                            -------------------   -------------------

Cash generated by operations                                                          1,361,412             1,520,278
                                                                            -------------------   -------------------

Braskem S.A.

Quarterly Information
at June 30, 2003 (Unaudited)
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

Statement of Cash Flow for the Six-Month Period Ended June 30, 2003 (continued)

                                                                               Parent company         Consolidated
                                                                             -------------------   -------------------


   Purchase of permanent assets                                                       (801,652)             (863,225)
                                                                            -------------------   -------------------

Cash used in investing activities                                                     (801,652)             (863,225)
                                                                            -------------------   -------------------

   Increase in long-term liabilities                                                    498,469               983,226
   Subsidiary, associated and related companies                                          31,827             (385,028)
   Amortization of financings                                                       (1,101,647)           (1,496,124)
   Other                                                                                 38,506                87,498
                                                                            -------------------   -------------------

Cash used in financing activities                                                     (532,845)             (810,428)
                                                                            -------------------   -------------------

Increase (decrease) in cash and cash equivalents                                         26,915             (153,375)
                                                                            ===================   ===================

Represented by
   Cash and cash equivalents, at the beginning of the period                             35,927               821,065
   Cash and cash equivalents, at the end of the period                                   62,842               667,690
                                                                            -------------------   -------------------

Increase (decrease) in cash and cash equivalents                                         26,915             (153,375)
                                                                            ===================   ===================

This statement was prepared in accordance with Accounting Rules and Procedures
(NPC) No. 20 "Statement of Cash Flow", issued by the Institute of Independent Auditors of Brazil (IBRACON).

Braskem S.A.

Consolidated Balance Sheet
at June 30, 2003
In thousands of reais
--------------------------------------------------------------------------------


Assets                                                                                       6/30/2003             3/31/2003
                                                                                  --------------------    ------------------
                                                                                           (Unaudited)           (Unaudited)

Current assets
   Cash and banks                                                                              106,366               109,659
   Marketable securities                                                                        10,539                19,095
   Trade accounts receivable                                                                 1,137,646             1,290,203
   Securities                                                                                  550,785               599,176
   Inventories                                                                               1,162,729             1,266,753
   Taxes recoverable                                                                           343,466               514,358
   Prepaid expenses                                                                             63,450                87,857
   Loan prepayment                                                                                                   126,567
   Dividends and interest on own capital                                                            97                17,386
   Investments for sale                                                                         90,569
   Other                                                                                       174,559               122,653
                                                                                  --------------------    ------------------

                                                                                             3,640,206             4,153,707
                                                                                  --------------------    ------------------

Long-term receivables
   Advance for capital increase                                                                  1,403                 1,546
   Securities                                                                                  108,579               125,638
   Trade accounts receivable                                                                     1,068                48,357
   Related parties                                                                             100,976               107,519
   Taxes recoverable                                                                           748,451               735,009
   Judicial deposits                                                                           164,438               152,032
   Deferred income tax                                                                         124,102               145,193
   Inventories                                                                                  79,688                79,688
   Loan prepayment                                                                                                   122,990
   Other                                                                                        81,426                27,052
                                                                                  --------------------    ------------------

                                                                                             1,410,131             1,545,024
                                                                                  --------------------    ------------------

Permanent assets
   Investments
     Associated companies                                                                       29,982                29,890
     Jointly- controlled entities                                                            2,054,194             2,147,984
      Other investments                                                                         43,219                26,119
Property, plant and equipment                                                                5,047,547             5,189,809
Deferred charges                                                                             1,509,801             1,469,121
                                                                                  --------------------    ------------------

                                                                                             8,684,743             8,862,923
                                                                                  --------------------    ------------------

Total assets                                                                                13,735,080            14,561,654
                                                                                  ====================    ==================

Braskem S.A.

Consolidated Balance Sheet
at June 30, 2003
In thousands of reais
                                                                     (continued)
--------------------------------------------------------------------------------


Liabilities and shareholders' equity                                                       6/30/2003              3/31/2003
                                                                                 -------------------      ------------------
                                                                                         (Unaudited)             (Unaudited)

Current liabilities
   Loans and financing                                                                     2,674,982               3,080,778
   Debentures                                                                                 49,470                  14,262
   Suppliers                                                                               1,601,407               2,091,273
   Taxes, charges and contributions                                                          216,204                 218,792
   Dividends payable                                                                           2,317                  24,941
   Salaries and social charges                                                                54,014                  71,031
   Loans to related parties                                                                    2,046                     769
   Advances on the purchase of credit rights                                                 147,000                 163,800
   Advances from customers                                                                   414,532                 352,850
   Swap transactions and payables                                                             10,375                   1,428
   Other                                                                                     135,724                 130,770
                                                                                 -------------------      ------------------

                                                                                           5,308,071               6,150,694
                                                                                 -------------------      ------------------
Long-term liabilities
   Loans and financing                                                                     2,726,642               3,361,165
   Debentures                                                                              1,330,688               1,244,289
   Related parties                                                                           161,696                 181,376
   Suppliers                                                                                  59,656                  87,247
   Taxes, charges and contributions                                                        1,067,357                 932,945
   Deferred income tax                                                                        10,139                  10,148
   Other                                                                                      89,885                  77,196
                                                                                 -------------------      ------------------

                                                                                           5,446,063               5,894,366
                                                                                 -------------------      ------------------

Deferred income                                                                                8,711                  21,097

Minority interests                                                                           643,555                 540,643

Shareholders' equity
   Paid-up capital
      Common shares                                                                          666,650                 665,809
      Preferred class "A" shares                                                           1,174,887               1,173,405
      Preferred class "B" shares                                                               6,230                   6,222
   Capital reserves                                                                          753,996                 720,248
   Accumulated deficit                                                                     (273,083)               (610,830)
                                                                                 -------------------      ------------------

                                                                                           2,328,680               1,954,854
                                                                                 -------------------      ------------------

Total liabilities                                                                         13,735,080              14,561,654
                                                                                 ===================      ==================

Braskem S.A.

Consolidated Statement of Operations
In thousands of reais                                                (continued)
--------------------------------------------------------------------------------


                                                  3/1/2003 to 6/30/2003     1/1/2003 to 6/30/2003     3/1/2002 to 6/30/2002
                                                ------------------------   -----------------------   -----------------------
                                                             (Unaudited)               (Unaudited)               (Unaudited)

Gross sales
   Domestic market                                            2,421,224                 4,970,194                   806,283
   Foreign market                                               614,188                 1,181,436                   114,348
   Deductions from gross sales                                (585,632)               (1,242,548)                 (154,210)
                                               ------------------------    ----------------------     ---------------------

Net revenues                                                  2,449,780                 4,909,082                   766,421
Cost of sales and/or services rendered                      (1,988,388)               (3,935,839)                 (639,067)
                                               ------------------------    ----------------------     ---------------------

Gross profit                                                    461,392                   973,243                   127,354

Operating expenses/income
   Selling                                                     (38,387)                  (61,875)                  (26,061)
   General and administrative                                  (77,856)                 (143,858)                  (29,265)
   Financial                                                    262,716                   162,326                 (373,880)
   Other operating income                                        22,714                    13,186                    28,518
   Depreciation and amortization                               (36,771)                  (78,717)                   (9,902)
   Equity in the earnings of subsidiary
     and associated companies                                   (44,287)                  (36,425)                 (30,065)
                                               ------------------------    ----------------------     ---------------------

                                                                 88,129                 (145,363)                 (440,655)
                                               ------------------------    ----------------------     ---------------------

Operating income (loss)                                         549,521                   827,880                 (313,301)
Non-operating income (loss), net                               (18,033)                  (19,875)                     (112)

Income (loss) before taxes/participations                       531,488                   808,005                 (313,413)
Provision for income tax and social
  contribution                                                 (93,088)                 (152,302)                   (6,741)
Deferred income tax                                                                                                  88,554

                                                 1/1/2002 to 6/30/2002
                                                -----------------------
                                                            (Unaudited)

Gross sales
   Domestic market                                           1,620,594
   Foreign market                                              167,590
   Deductions from gross sales                               (371,311)
                                               -----------------------

Net revenues                                                 1,416,873
Cost of sales and/or services rendered                     (1,186,829)
                                               -----------------------

Gross profit                                                   230,044

Operating expenses/income
   Selling                                                    (46,389)
   General and administrative                                 (52,496)
   Financial                                                 (442,352)
   Other operating income                                       75,221
   Depreciation and amortization                              (20,829)
   Equity in the earnings of subsidiary
     and associated companies                                 (60,323)
                                               -----------------------

                                                             (547,168)
                                               -----------------------

Operating income (loss)                                      (317,124)
Non-operating income (loss), net                              (56,316)

Income (loss) before taxes/participations                    (373,440)
Provision for income tax and social
  contribution                                                (12,250)
Deferred income tax                                             57,638

Braskem S.A.

Consolidated Statement of Operations
In thousands of reais                                                (continued)
--------------------------------------------------------------------------------


                                                     3/1/2003 to 6/30/2003        1/1/2003 to 6/30/2003        3/1/2002 to 6/30/2002
                                                               (Unaudited)                  (Unaudited)                  (Unaudited)

Participations/statutory contributions                                                                                           123

Minority interests                                               (100,654)                    (187,343)                      (7,564)
                                                  ------------------------      -----------------------      -----------------------

Income (loss) for the period                                       337,746                      468,360                    (239,041)
                                                  ========================      =======================      =======================

NUMBER OF SHARES, EX-TREASURY (thousands)                        3,345,373                    3,345,373                    1,737,796
                                                  ========================      =======================      =======================

INCOME (LOSS) PER SHARE (whole reais)                              0.10096                      0.14000                    (0.13755)
                                                  ========================      =======================      =======================


                                                    1/1/2002 to 6/30/2002
                                                              (Unaudited)

Participations/statutory contributions                                123

Minority interests                                                (7,225)
                                                  -----------------------

Income (loss) for the period                                    (335,154)
                                                  =======================

NUMBER OF SHARES, EX-TREASURY (thousands)                       1,737,796
                                                  =======================

INCOME (LOSS) PER SHARE (whole reais)                           (0.19286)
                                                  =======================